8/1

02042994

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tai Cheung Holdings Ltd

*CURRENT ADDRESS

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3528 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/7/02

82-3528

Tai Cheung Holdings Limited

(Incorporated in Bermuda with limited liability)

2002 Annual Report

AR/S
3-31-02

02 AUG -1 [illegible]

Contents

Financial Highlights

	2002 *HK$Million*	2001 *HK$Million*	Percentage Change
Group Profit/(Loss) attributable to Shareholders	**76.7**	(85.4)	N/A
Dividends	**24.7**	12.4	+100%
Shareholders' Funds	**4,571.3**	4,526.9	+1%
Earnings/(Loss) Per Share	**$0.12**	($0.14)	N/A
Dividends Per Share	**$0.04**	$0.02	+100%

Corporate Information

Board of Directors

David Pun CHAN *Chairman*
Ivy Sau Ching CHAN
*Karl Chi Leung KWOK
Wing Sau LI
*Benedict Cho Hung WOO

* *Independent non-executive directors*

Audit Committee

Karl Chi Leung KWOK *Chairman*
Ivy Sau Ching CHAN
Benedict Cho Hung WOO

Secretary

Ivy Yee Har TAM

Bankers

Citibank, N.A.
Hang Seng Bank Limited
Mizuho Corporate Bank, Ltd.
The Bank of East Asia, Limited
The Hongkong and Shanghai Banking Corporation Limited
UFJ Bank Limited

Auditors

PricewaterhouseCoopers

Registered Office

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Head Office

20th Floor, The Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: 2532 2688, 2522 3112
Fax: 2810 4108
2868 5230
2877 2487
Website: http://www.taicheung.com

Principal Registrars

Butterfield Corporate Services Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Registrars in Hong Kong

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai,
Hong Kong.

Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Chater Room III, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Friday, 6th September, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March, 2002.

2. To declare a final dividend.

3. To elect Directors and fix their remuneration.

4. To appoint Auditors and fix their remuneration.

5. To consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:

(a) "**THAT**:–

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(b) "**THAT** a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

(c) "**THAT** the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 5 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 27th June, 2002

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. The Register of Members will be closed from Saturday, 31st August, 2002 to Friday, 6th September, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at the address set out above not later than 4:00 p.m. on Friday, 30th August, 2002.

4. An explanatory statement containing further details regarding resolution 5(a) will be sent to shareholders together with the 2002 Annual Report.

Directors

David Pun CHAN, SB HonLLD

David Pun CHAN, 51, joined the group in 1973, appointed a director of its holding company in 1975 and Chairman in 1981. He has more than 25 years' experience in construction, property development and investment businesses. Currently, he is a member of the Dean's Advisory Council of MIT Sloan School of Management and Council of Lingnan University, a committee member of The Chinese General Chamber of Commerce and a director of The Hong Kong Real Estate Developers Association. He is the brother of Ivy Sau Ching Chan, another director of the Company.

Ivy Sau Ching CHAN, BA

Ivy Sau Ching CHAN, 49, has been a director of the group's holding company since 1981. She is currently a Partner with Messrs Woo, Kwan, Lee & Lo. She advises on legal matters of the businesses of the group. She is the sister of David Pun Chan, another director of the Company.

Karl Chi Leung KWOK, BA MBA

Karl Chi Leung KWOK, 53, has been a director of the group's holding company since 1983. He has more than 25 years' management experience in the banking and finance businesses. He is Chairman of Wing On International Holdings Limited, Wing On Company International Limited and Hong Kong Coaching Committee of Hong Kong Sports Development Board, a member of the Board of Trustees of Chung Chi College of The Chinese University of Hong Kong, Council of City University of Hong Kong and Inland Revenue Board of Review, a trust member of The Outward Bound Trust of Hong Kong Limited, an adjudicator of Registration of Persons Tribunal, President of Hong Kong Yachting Association and Vice President of Sports Federation & Olympic Committee of Hong Kong, China.

Wing Sau LI, BA DipMS

Wing Sau LI, 49, joined the group in 1994, appointed a director of its holding company in 1997. Prior to joining the group, he worked as project manager of a project and construction management consultant company in Canada. He has more than 20 years' project management experience both in Hong Kong and Canada. He is also the Controller - Project and Construction of the group.

Benedict Cho Hung WOO, BSc

Benedict Cho Hung WOO, 64, appointed a director of the group's holding company in 2000. He is a consultant to Messrs. T.S. Tong & Co. Solicitors.

Senior Management

Head of Construction

Sun Yuen LEE, BSc MASc, 60, the Construction Manager of the group. He joined the group in 1991, prior to which he was construction manager of major listed property developers. He has more than 25 years' experience in the construction industry both in Hong Kong and Singapore.

Senior Management (continued)

Head of Sales and Property Management

Ting Wah YUEN, FCCA, 50, the Property Manager of the group. He joined the group in 1980 initially as accountant and subsequently transferred to the Sales and Property Management division in 1991. Prior to joining the group, he was an internal auditor with a listed company. He has more than 25 years' experience in commercial and public accounting, corporate auditing, property management and property sales.

Head of US Operations

Chi Hung POON, BA MSc MBA, 55, the Vice President of the US Operations. He joined the group in 1988. He has more than 25 years' experience in property development, civil engineering and construction in the United States. He is the cousin of David Pun Chan and Ivy Sau Ching Chan, the directors of the Company.

Head of Accounting and Finance

Wai Lim LAM, MBA FCCA AHKSA AICPA, 38, the Chief Accountant of the group. He joined the group in 1996. He has more than 10 years' experience in commercial and public accounting.

Head of Secretarial

Yee Har TAM, FCIS, 51, the Secretarial Manager of the group. She joined the group in 1981, prior to which she was a chartered secretary and legal officer of an international company. She has more than 25 years' company secretarial experience.

Head of Information Technology

Wing Ip TANG, MBA, 52, the I T Manager and also the Senior Manager of Corporate Affairs of the group. He joined the group in 1979 initially as accountant and subsequently transferred to the Information Technology division in 1982. Prior to joining the group, he was an internal auditor with a listed company. He has more than 25 years' experience in commercial accounting, corporate auditing and information technology.

Head of Human Resources

Kam Fung WONG, MBA, 37, the Human Resources Manager of the group. She joined the group in 1993, prior to which she was the assistant personnel manager of an international hotel group. She has more than 10 years' human resources management experience.

The directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2002.

Principal Activities

The principal activity of the company is investment holding. The principal activities of its subsidiaries include property investment and development, investment holding and property management. Details are set out in note 30 to the accounts.

An analysis of the group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

Results and Appropriations

The results of the group for the year are set out in the consolidated profit and loss account on page 13.

The directors have declared an interim dividend of 2 cents per ordinary share, totalling HK$12.4 million, which was paid on 22nd February 2002.

The directors recommend the payment of a final dividend of 2 cents per ordinary share, totalling HK$12.3 million, to persons registered as shareholders on 6th September 2002.

Reserves

Movements in the reserves of the group and the company during the year are set out in note 20 to the accounts.

Fixed Assets

Details of the movements in fixed assets of the group are set out in note 10 to the accounts.

Financial Summary

A five years financial summary of the group is set out on page 44.

Long Term Liabilities

Details of the long term liabilities of the group are set out in note 21 to the accounts.

Major Properties

Particulars of major properties of the group are set out on page 43.

Directors

The directors in office during the year and up to the date of this report are Messrs David Pun Chan, Karl Chi Leung Kwok*, Wing Sau Li, Benedict Cho Hung Woo* and Ms Ivy Sau Ching Chan.

In accordance with Bye-law 84 of the company's Bye-laws, Ms Ivy Sau Ching Chan retires from the board by rotation and, being eligible, offers herself for re-election at the forthcoming annual general meeting.

None of the directors has a service contract with the company which is not determinable within one year without payment of compensation.

* independent non-executive directors

Biography of Directors and Senior Management

The biographical details of the directors and senior management are set out on pages 5 and 6.

Directors' Interests

At 31st March 2002, the interests of the directors and chief executive in the shares of the company as recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

	Number of shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	106,000,971	–	*61,335,074	–	**167,336,045**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,706**
Karl Chi Leung Kwok	221,212	–	–	–	**221,212**
Wing Sau Li	37,000	–	–	–	**37,000**

*Note: Such shares were held through a corporation wholly owned by Mr David Pun Chan.

During the year, the company did not grant to the directors or chief executive any right to subscribe for shares of the company.

No contracts of significance in relation to the group's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

At no time during the year was the company or its subsidiaries a party to any arrangement to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

Substantial Shareholders

At 31st March 2002, the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that the company has been notified of the following interest, being 10% or more in the company's issued share capital. This interest is in addition to those disclosed above in respect of the directors and chief executive:

Name	Number of shares beneficially held
Chan Poon Wai Kuen	96,185,380

Purchase, Sale or Redemption of Shares

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

Pre-emptive Rights

No pre-emptive rights exist under Bermuda law in relation to issue of new shares by the company.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

Major Suppliers and Customers

For the year ended 31st March 2002, the five largest suppliers and the largest supplier of the group accounted for approximately 72% and 27% respectively of the group's total purchases and the five largest customers and the largest customer of the group accounted for approximately 7% and 2% respectively of the group's turnover.

At 31st March 2002, none of the directors, their associates or any shareholder (which to the knowledge of the directors owned more than 5% of the company's share capital) had any beneficial interest in the group's five largest suppliers or five largest customers.

Operational Review

Liquidity and Financial Resources

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associated companies.

At 31st March 2002, the group's borrowings net of cash, was HK$187.1 million as compared with HK$390.2 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$865.5 million. Approximately 94.2% of the group's total borrowings were denominated in Hong Kong dollars and the remaining 5.8% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, approximately 77.4% of the group's borrowings were payable within one year and 22.6% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' funds, is maintained at a low level of 5.5% at 31st March 2002, when compared to 10.3% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2002, amounted to HK$148.2 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

Treasury Policies

The group's overall treasury and funding policy is that of risk management and control. The assets and liabilities of the group are denominated either in Hong Kong or United States dollars. Accordingly, the group has minimal exposure to foreign exchange fluctuation. However, the group will closely monitor the overall currency and interest rate exposures and, when considered appropriate, the group will take the necessary actions to ensure that such exposures are properly hedged.

Human Resources

The group, excluding associated companies, employs a total of 241 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$45.1 million for the year ended 31st March 2002. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Contingent Liabilities

The company executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

Corporate Governance

During the year, the company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the independent non-executive directors of the company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

Connected Transactions

No transactions entered by the group during the year ended 31st March 2002 constitute connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Audit Committee

An audit committee was established with written terms of reference which set out the authorities and duties of the audit committee. The function of the audit committee is to assist the Board in providing an independent review of the financial reporting processes and internal controls. The audit committee comprises three non-executive directors, namely Messrs. Karl Chi Leung Kwok, Benedit Cho Hung Woo and Ms Ivy Sau Ching Chan.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
David P. Chan
Chairman

Hong Kong, 27th June, 2002

Financial Results

I am pleased to report that the audited group profit attributable to the shareholders for the year ended 31st March, 2002 amounted to HK$76.7 million, as compared with the loss of HK$85.4 million for the previous year. The improvement in earnings is mainly due to stabilization of the property market in Hong Kong.

An interim dividend of 2 cents per share was paid on 22nd February, 2002. The Board has recommended the payment of a final dividend of 2 cents per share to persons registered as shareholders on 6th September, 2002. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 9th September, 2002 and the total dividend for the year will be 4 cents per share.

Property Development

Construction of San Clemente Technology Park in California has started and sales have been encouraging. After the year end, your group has purchased Rural Building Lot No.1164 at Chung Hom Kok for a luxury residential development of over 30,000 sq.ft.. The project is expected to be completed in about two years.

Hotel

Sheraton-Hong Kong Hotel, in which your group has a 35% interest, has performed better than expected. Even though there was a drop in tourist arrivals after the September 11 terrorist attacks, business has mostly recovered to the previous year levels since the end of 2001.

High-tech Investments

Your group has made new commitments to invest US$4 million in U.S. venture capital funds which will invest over the next four to five years mainly in communication technologies and biotechnologies.

Prospects

The property market in Hong Kong is finally stabilizing after four turbulent years. However, with deflation and high unemployment rates, it will still be a challenging environment for property developers over the next few years.

With its strong financial position and fewer competitors, your group is expected to benefit from the current property market.

Finally, I would like to thank all staff for their loyal support and hard work.

David P. Chan
Chairman
Hong Kong, 27th June, 2002

;onsolidated Profit and Loss Account

For the year ended 31st March, 2002)

	Note	2002 HK$Million	2001 HK$Million
Turnover	2	**284.2**	244.3
Cost of property sales		**(177.1)**	(119.5)
Property expenses		**(35.6)**	(34.3)
Gross profit		**71.5**	90.5
Administrative expenses		**(40.1)**	(35.8)
Provision against properties for sale		**–**	(78.0)
Provision for investment securities		**(15.6)**	(7.8)
Operating profit/(loss)	3	**15.8**	(31.1)
Finance costs	5	**(13.2)**	(21.8)
Share of profits/(losses) of associated companies		**89.3**	(15.5)
Profit/(loss) before taxation		**91.9**	(68.4)
Taxation	6	**(15.2)**	(17.0)
Profit/(loss) attributable to shareholders	7	**76.7**	(85.4)
Dividends	8	**24.7**	12.4
Earnings/(loss) per share	9	**$0.12**	($0.14)

Consolidated Balance Sheet

(As at 31st March, 2002)

	Note	2002 HK$Million	2001 HK$Million
Fixed assets	10	**178.5**	178.5
Associated companies	12	**1,367.0**	1,369.2
Investment securities	13	**47.1**	39.2
Mortgage loans receivable	14	**20.1**	–
Current assets			
Properties for sale	15	**3,151.2**	3,330.0
Properties under development	16	**50.5**	30.8
Debtors, deposits and prepayments	17	**20.0**	48.7
Bank balances and cash		**65.5**	75.7
		3,287.2	3,485.2
Current liabilities			
Creditors, deposits and accruals	18	**74.7**	76.1
Bank loans – secured		**132.6**	405.9
Bank loans – unsecured		**59.0**	60.0
Current portion of long term liabilities	21	**4.0**	–
Taxation		**0.2**	3.2
		270.5	545.2
Net current assets		**3,016.7**	2,940.0
Total assets less current liabilities		**4,629.4**	4,526.9

Financed by:

	Note	2002 HK$Million	2001 HK$Million
Share capital	19	**61.7**	61.7
Reserves	20	**4,497.3**	4,465.2
Proposed final dividend	20	**12.3**	–
Shareholders' funds		**4,571.3**	4,526.9
Long term liabilities	21	**57.0**	–
Deferred taxation	22	**1.1**	–
Funds employed		**4,629.4**	4,526.9

Approved by the Board of Directors on 27th June, 2002

David P. Chan
Wing Sau Li
Directors

Balance Sheet

(As at 31st March, 2002)

	Note	2002 HK$Million	2001 HK$Million
Subsidiaries	*11*	**2,894.3**	2,886.0
Current assets			
Bank balances and cash		**1.8**	1.8
Current liabilities			
Creditors, deposits and accruals	*18*	**2.4**	2.3
Net current liabilities		**(0.6)**	(0.5)
Total assets less current liabilities		**2,893.7**	2,885.5
Financed by:			
Share capital	*19*	**61.7**	61.7
Reserves	*20*	**2,819.7**	2,823.8
Proposed final dividend	*20*	**12.3**	–
Shareholders' funds		**2,893.7**	2,885.5

Approved by the Board of Directors on 27th June, 2002

David P. Chan
Wing Sau Li
Directors

Consolidated Cash Flow Statement

(For the year ended 31st March, 2002)

	Note	2002 HK$Million	2001 HK$Million
Net cash inflow from operating activities	29(a)	**197.5**	83.6
Returns on investments and servicing of finance			
Interest received		**0.5**	1.2
Interest paid		**(14.8)**	(37.3)
Dividends paid		**(12.4)**	(12.4)
Dividends received from associated companies		**49.1**	98.2
Net cash inflow from returns on investments and servicing of finance		**22.4**	49.7
Taxation			
Hong Kong profits tax paid		**(3.1)**	(1.3)
Investing activities			
Purchase of fixed assets		**(0.2)**	(0.1)
Investment in investment securities		**(23.5)**	(17.4)
Repayment of amounts advanced to/(amounts advanced to) associated companies		**10.0**	(53.7)
Net cash outflow from investing activities		**(13.7)**	(71.2)
Net cash inflow before financing		**203.1**	60.8
Financing			
New bank loans		**109.6**	10.0
Repayments of bank loans		**(322.9)**	(80.7)
Net cash outflow from financing	29(b)	**(213.3)**	(70.7)
Decrease in cash and cash equivalents		**(10.2)**	(9.9)
Cash and cash equivalents at the beginning of the year		**75.7**	85.6
Cash and cash equivalents at the end of the year	29(c)	**65.5**	75.7

onsolidated Statement of Recognised Gains and Losses

?or the year ended 31st March, 2002)

	Note	**2002** **HK$Million**	2001 *HK$Million*
Deficit on revaluation of properties	*20*	–	(10.0)
(Deficit)/surplus on revaluation of associated companies	*20*	**(19.9)**	221.8
Exchange differences arising on translation of subsidiaries	*20*	–	0.2
Net (loss)/gains not recognised in the profit and loss account		**(19.9)**	212.0
Profit/(loss) for the year	*20*	**76.7**	(85.4)
Total recognised gains		**56.8**	126.6

1. Principal Accounting Policies

The principal accounting policies adopted in the preparation of the accounts are set out below:

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and investments in associated companies.

In the current year, the group adopted the following Statements of Standard Accounting Practices ("SSAPs") issued by the HKSA which are effective for the current financial year:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The major changes to the group's accounting policies and their effect on the group's accounts resulting from the adoption of these SSAPs are summarised below. These changes in accounting policies have been applied retrospectively and the comparatives presented have been restated to conform with the changes in these accounting policies.

SSAP 30: Business combinations

Previously goodwill arising on the acquisition of subsidiaries was written off to reserves in the year of acquisition. Under SSAP 30, goodwill is required to be capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment of the goodwill is recognised as an expense in the profit and loss account as it occurs.

The group has adopted SSAP 30 retrospectively by transferring all the goodwill previously written off against reserves of HK$2.5 million from other reserves to retained profit as at 1st April 2000, as all these goodwill amounts would have been fully amortised had they been capitalised and amortised over 20 years. There is no impact to the group's profit and loss accounts for the years ended 31st March 2002 and 2001 as a result of the adoption of this new SSAP.

1. Principal Accounting Policies (continued)

(b) Basis of Consolidation

(i) The consolidated accounts include the accounts of the company and its subsidiaries for the year ended 31st March 2002 and the group's share of results of its associated companies and the relevant share of their post-acquisition reserves. The accounts of the associated companies used for this purpose cover a year ended not more than six months before the company's year end. Where a significant event occurs between the associates' year end and that of the group, adjustments are made in the consolidated accounts for the effect of the event.

(ii) Subsidiaries are those entities in which the group controls more than half of the voting power, has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors or to cast majority of votes at the meetings of the board of directors.

(iii) The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(iv) In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividend income.

(c) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

Investments in associated companies are stated in the consolidated balance sheet at the group's share of net assets adjusted to reflect directors' valuation of properties held by the associated companies.

(d) Investment Securities

Investment securities are stated at cost less any provision.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The provision is recognised as an expense in the profit and loss account.

(e) Properties for Sale and under Development

Properties for sale and under development are stated at the lower of cost, which includes interest and financial charges on loans obtained for the development of properties, and estimated net realisable value. Net realisable value is determined by reference to the price ultimately expected to be realised in the ordinary course of business less all anticipated costs.

1. Principal Accounting Policies (continued)

(f) Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued annually by independent valuers. The valuations are on an open market value basis, related to individual properties, and separate values are not ascribed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties valuation reserve; decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the valuation reserve realised in respect of previous valuations is released from the investment properties valuation reserve to the profit and loss account.

(g) Other Fixed Assets

Other fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Other fixed assets are depreciated at an annual rate of 20% to write off their cost less accumulated impairment losses over their estimated useful lives on a straight line basis.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised in the profit and loss account to reduce the asset to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(h) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged or credited to the profit and loss account on a straight line basis over the lease term.

(i) Revenue Recognition

(i) Sales of properties

Revenue on sales of properties is recognised, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the properties sold. The group considers that the significant risks and rewards of ownership are transferred when the buildings or the portions thereof contracted for sale are completed and the relevant occupation permits have been issued by the authorities.

1. Principal Accounting Policies (continued)

(i) Revenue Recognition (continued)

(ii) Rental income
Rental income from letting the group's portfolio of investment properties and other properties is recognised on a straight-line basis over the lease term.

(iii) Interest income
Interest income is recognised on a time proportion basis, taking into accounts the principal amounts outstanding and the interest rates applicable.

(iv) Dividend income
Dividend income is recognised when the group's right to receive payment is established.

(v) Property management fee
Property management fee is recognised when the services are rendered.

(j) Provident Fund Scheme

Contributions to the scheme by the group and employees are calculated as a percentage of employee's basic salaries. Contributions to the provident fund scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the provident fund scheme prior to vesting fully in the contributions.

(k) Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks with original maturity period of 3 months and bank overdrafts.

(l) Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. All exchange differences are included in the determination of operating profit.

The balance sheet of subsidiaries expressed in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in exchange fluctuation reserve.

(m) Deferred Taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be crystallised in the foreseeable future.

1. Principal Accounting Policies (continued)

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) Segment Reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of properties for sale, properties under development, fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude taxation. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, turnover, operating results, total assets and capital expenditure are based on the country in which the assets are located.

2. Turnover, Revenues and Segment Information

The group is principally engaged in property investment and development, investment holding and property management. Revenues and turnover recognised during the year comprise:

	2002 ***HK$Million***	2001 *HK$Million*
Gross proceeds from sales of properties	**188.1**	162.9
Gross rental income from		
– investment properties	**16.2**	14.3
– other properties	**71.5**	56.7
Interest income	**0.5**	1.2
Property management fees	**7.9**	9.2
	284.2	244.3

Segment information is presented in respect of the group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the group.

2. Turnover, Revenues and Segment Information (continued)

(a) Primary reporting format – business segments

	Property development 2002 *HK$Million*	Property leasing 2002 *HK$Million*	Property management 2002 *HK$Million*	Hotel operation 2002 *HK$Million*	Investment holding 2002 *HK$Million*	Group 2002 *HK$Million*
Turnover	188.1	87.7	7.9	–	0.5	284.2
Segment results	(46.5)	75.0	3.8	–	(15.6)	16.7
Unallocated costs						(0.9)
Operating profit						15.8
Finance costs						(13.2)
Share of profits/(losses) of associated companies	13.1	–	–	76.2	–	89.3
Profit before taxation						91.9
Taxation						(15.2)
Profit attributable to shareholders						76.7
Segment assets	1,620.9	1,787.6	18.9	–	58.4	3,485.8
Associated companies	56.7	–	–	1,310.3	–	1,367.0
Investment securities	–	–	–	–	47.1	47.1
Total assets						4,899.9
Segment liabilities	237.7	81.6	4.5	–	3.5	327.3
Unallocated liabilities						1.3
Total liabilities						328.6
Capital expenditure	0.2	–	–	–	–	0.2
Depreciation	0.2	–	–	–	–	0.2
Provision for investment securities	–	–	–	–	15.6	15.6

2. Turnover, Revenues and Segment Information (continued)

(a) Primary reporting format – business segments (continued)

	Property development 2001 *HK$Million*	Property leasing 2001 *HK$Million*	Property management 2001 *HK$Million*	Hotel operation 2001 *HK$Million*	Investment holding 2001 *HK$Million*	Group 2001 *HK$Million*
Turnover	162.9	71.0	9.2	–	1.2	244.3
Segment results	(90.1)	62.1	5.1	–	(7.3)	(30.2)
Unallocated costs						(0.9)
Operating loss						(31.1)
Finance costs						(21.8)
Share of profits/(losses) of associated companies	(98.4)	–	–	82.9	–	(15.5)
Loss before taxation						(68.4)
Taxation						(17.0)
Loss attributable to shareholders						(85.4)
Segment assets	1,954.7	1,646.9	17.9	–	44.2	3,663.7
Associated companies	53.6	–	–	1,315.6	–	1,369.2
Investment securities	–	–	–	–	39.2	39.2
Total assets						5,072.1
Segment liabilities	440.9	84.5	13.2	–	3.4	542.0
Unallocated liabilities						3.2
Total liabilities						545.2
Capital expenditure	0.1	–	–	–	–	0.1
Depreciation	0.4	–	–	–	–	0.4
Provision against properties for sale	78.0	–	–	–	–	78.0
Provision for investment securities	–	–	–	–	7.8	7.8

2. Turnover, Revenues and Segment Information (continued)

(b) Secondary reporting format – geographical segments

	Turnover 2002 *HK$Million*	Operating profit/(loss) 2002 *HK$Million*	Total assets 2002 *HK$Million*	Capital expenditure 2002 *HK$Million*
Hong Kong	**283.9**	**37.2**	**4,792.2**	**0.2**
United States of America	**0.3**	**(21.4)**	**107.7**	**–**
	284.2	**15.8**	**4,899.9**	**0.2**

	Turnover 2001 *HK$Million*	Operating loss 2001 *HK$Million*	Total assets 2001 *HK$Million*	Capital expenditure 2001 *HK$Million*
Hong Kong	220.4	(20.7)	4,989.0	0.1
United States of America	23.9	(10.4)	83.1	–
	244.3	(31.1)	5,072.1	0.1

3. Operating Profit/(Loss)

	2002 *HK$Million*	2001 *HK$Million*
Operating profit/(loss) is stated after charging the following:		
Auditors' remuneration	**0.9**	1.0
Depreciation	**0.2**	0.4
Operating lease rentals		
– land and buildings	**5.4**	5.2
Outgoings in respect of		
– investment properties	**3.3**	3.2
– other properties	**4.1**	3.3
Provident fund contributions less forfeitures	**2.6**	1.8
Employee costs (excluding directors' remuneration and provident fund contributions)	**42.5**	48.0

4. Employee Costs

(a) Directors' emoluments

	2002 *HK$Million*	2001 *HK$Million*
Fees	**0.2**	0.2
Salaries and other emoluments	**2.9**	2.9
Bonuses	**0.2**	0.2
Provident fund contributions	**0.3**	0.3
	3.6	3.6

The emoluments of the directors are analysed as follows:

	Number of directors	
	2002	2001
HK$Nil – HK$1,000,000	**3**	4
HK$1,000,001 – HK$1,500,000	**1**	1
HK$2,000,001 – HK$2,500,000	**1**	1

Emoluments paid to independent non-executive directors amounted to HK$60,000 during the year (2001: HK$63,233).

4. Employee Costs (continued)

(b) Five highest paid individuals

The five highest paid individuals of the group included two (2001: two) directors of the company, details of whose emoluments are set out above. The emoluments of the remaining three (2001: three) highest paid employees of the group, not being a director of the company, are as follows:

	2002 *HK$Million*	2001 *HK$Million*
Salaries and other emoluments	**2.9**	3.1
Bonuses	**0.2**	0.2
Provident fund contributions	**0.3**	0.3
	3.4	3.6

The above emoluments are analysed as follows:

	Number of employees **2002**	2001
HK$Nil – HK$1,000,000	**1**	–
HK$1,000,001 – HK$1,500,000	**2**	3

5. Finance Costs

	2002 *HK$Million*	2001 *HK$Million*
Finance costs comprise the following:		
Interest on bank loans and overdrafts wholly repayable within five years	**13.8**	36.6
Less: Amount capitalised to properties under development	**(0.6)**	(14.8)
	13.2	21.8

6. Taxation

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year.

	2002 **HK$Million**	2001 HK$Million
Company and subsidiaries:		
Hong Kong profits tax	**1.6**	3.8
Deferred taxation (note 22)	**1.1**	(0.4)
	2.7	3.4
Associated companies:		
Hong Kong profits tax	**12.5**	13.6
	15.2	17.0

7. Profit/(Loss) Attributable to Shareholders

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of HK$20.6 million (2001: HK$20.9 million).

8. Dividends

	2002 **HK$Million**	2001 HK$Million
Interim, paid, of 2 cents (2001: 2 cents) per ordinary share	**12.4**	12.4
Final, proposed, of 2 cents (2001: Nil) per ordinary share (note (a))	**12.3**	–
	24.7	12.4

Note:

(a) At a meeting held on 27th June 2002 the directors declared a final dividend of 2 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2002.

9. Earnings/(Loss) Per Share

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of HK$76.7 million (2001: loss attributable to shareholders of HK$85.4 million) and ordinary shares in issue of 617,531,425 (2001: 617,531,425).

10. Fixed Assets

Group

	Investment properties *HK$Million*	Other fixed assets *HK$Million*	**Total** ***HK$Million***
Cost or valuation			
At 1st April 2001	177.3	37.0	**214.3**
Additions	–	0.2	**0.2**
Disposals	–	(0.6)	**(0.6)**
At 31st March 2002	177.3	36.6	**213.9**
Accumulated depreciation			
At 1st April 2001	–	35.8	**35.8**
Charge for the year	–	0.2	**0.2**
Disposals	–	(0.6)	**(0.6)**
At 31st March 2002	–	35.4	**35.4**
Net book value			
At 31st March 2002	177.3	1.2	**178.5**
At 31st March 2001	177.3	1.2	**178.5**

Investment properties held in Hong Kong are analysed as follows:

	2002 ***HK$Million***	2001 *HK$Million*
On long term leases of over 50 years	**5.3**	5.3
On medium term leases of between 20 to 50 years	**172.0**	172.0
	177.3	177.3

The investment properties were revalued on 31st March 2002 by CB Richard Ellis Limited, an independent firm of professional valuers, on an open market value basis.

All other fixed assets are stated at cost.

11. Subsidiaries

Company

	2002	2001
	HK$Million	*HK$Million*
Unlisted shares, at cost	**2,349.2**	2,349.2
Amount due from a subsidiary	**545.1**	536.8
	2,894.3	2,886.0

The amount due from a subsidiary is unsecured, interest free and has no fixed terms of repayment. Details of subsidiaries are shown in note 30 to the accounts.

12. Associated Companies

Group

	2002	2001
	HK$Million	*HK$Million*
Share of net assets	**1,303.4**	1,308.5
Amounts due from associated companies less provision	**63.6**	60.7
	1,367.0	1,369.2

Investments in certain associated companies were revalued by the directors as at 31st March 2002 based on a valuation performed by CB Richard Ellis Limited of a hotel owned by an associated company using an existing use basis. The deficit on revaluation of HK$19.9 million has been debited to capital reserve (note 20).

Dividends from associated companies during the year amounted to HK$49.1 million (2001: HK$98.2 million).

The amounts due from associated companies are unsecured, interest free and have no fixed terms of repayment.

Other details of associated companies are shown in note 30 to the accounts.

13. Investment Securities

Group

	2002 *HK$Million*	2001 *HK$Million*
Unlisted equity securities, at cost less provision	**47.1**	39.2

14. Mortgage Loans Receivable

Mortgage loans receivable carries interest at 1% p.a. over Hong Kong dollars prime rate with interest free periods of 18 months or 3 years from the respective date when the mortgage loans were drawn. Repayments will commence after the expiry of the interest free period and will be by instalments over a period of 10 years to 22 years thereafter.

15. Properties for Sale

At 31st March 2002, the carrying amount of properties for sale of the group that are carried at net realisable value amounted to HK$924.3 million (2001: HK$1,097.9 million).

16. Properties under Development

At 31st March 2002, the carrying amount of properties under development of the group that are carried at net realisable value amounted to HK$15.7 million (2001: HK$15.4 million).

17. Debtors, Deposits and Prepayments

Group

Ageing analysis

	2002 *HK$Million*	2001 *HK$Million*
0-3 months	**6.1**	34.2
	6.1	34.2
Deposits and prepayments	**13.9**	14.5
	20.0	48.7

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers.

18. Creditors, Deposits and Accruals

Ageing analysis

	Group		Company	
	2002	2001	**2002**	2001
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*
0-3 months	**–**	0.9	**–**	–
Over 3 months	**1.0**	1.7	**–**	–
	1.0	2.6	**–**	–
Deposits and accruals	**73.7**	73.5	**2.4**	2.3
	74.7	76.1	**2.4**	2.3

19. Share Capital

	2002	2001
	HK$Million	*HK$Million*
Authorised:		
1,000,000,000 (2001: 1,000,000,000) ordinary shares of HK$0.1 each	**100.0**	100.0
Issued and fully paid:		
617,531,425 (2001: 617,531,425) ordinary shares of HK$0.1 each	**61.7**	61.7

20. Reserves

	Investment properties valuation reserve *HK$Million*	Capital reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Total** ***HK$Million***
Group						
At 1st April 2000 as previously reported	42.0	969.0	0.6	2,991.4	348.0	**4,351.0**
Effect of the adoption of SSAP 30 (note 1(a))	–	2.5	–	(2.5)	–	–
At 1st April 2000 as restated	42.0	971.5	0.6	2,988.9	348.0	**4,351.0**
Translation difference	–	–	0.2	–	–	**0.2**
Deficit on revaluation of properties	(10.0)	–	–	–	–	**(10.0)**
Surplus on revaluation of associated companies	–	221.8	–	–	–	**221.8**
Loss for the year	–	–	–	(85.4)	–	**(85.4)**
Interim dividend paid	–	–	–	(12.4)	–	**(12.4)**
At 31st March 2001	32.0	1,193.3	0.8	2,891.1	348.0	**4,465.2**
Company and subsidiaries	32.0	1,193.3	0.8	2,816.9	348.0	**4,391.0**
Associated companies	–	–	–	74.2	–	**74.2**
	32.0	1,193.3	0.8	2,891.1	348.0	**4,465.2**
Company						
At 1st April 2000	–	–	–	872.0	1,943.3	**2,815.3**
Profit for the year	–	–	–	20.9	–	**20.9**
Interim dividend paid	–	–	–	(12.4)	–	**(12.4)**
At 31st March 2001	–	–	–	880.5	1,943.3	**2,823.8**

20. Reserves (continued)

	Investment properties valuation reserve *HK$Million*	Capital reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Total** ***HK$Million***
Group						
At 1st April 2001 as previously reported	32.0	1,190.8	0.8	2,893.6	348.0	**4,465.2**
Effect of the adoption of SSAP 30 (note 1(a))	–	2.5	–	(2.5)	–	**–**
At 1st April 2001 as restated	32.0	1,193.3	0.8	2,891.1	348.0	**4,465.2**
Deficit on revaluation of associated companies *(Note 12)*	–	(19.9)	–	–	–	**(19.9)**
Profit for the year	–	–	–	76.7	–	**76.7**
Interim dividend paid	–	–	–	(12.4)	–	**(12.4)**
At 31st March 2002	32.0	1,173.4	0.8	2,955.4	348.0	**4,509.6**
Representing:						
Final dividend proposed						**12.3**
Reserves at 31st March 2002						**4,497.3**
						4,509.6
Company and subsidiaries	32.0	1,173.4	0.8	2,866.4	348.0	**4,420.6**
Associated companies	–	–	–	89.0	–	**89.0**
	32.0	1,173.4	0.8	2,955.4	348.0	**4,509.6**
Company						
At 1st April 2001	–	–	–	880.5	1,943.3	**2,823.8**
Profit for the year	–	–	–	20.6	–	**20.6**
Interim dividend paid	–	–	–	(12.4)	–	**(12.4)**
At 31st March 2002	–	–	–	888.7	1,943.3	**2,832.0**
Representing:						
Final dividend proposed						**12.3**
Reserves at 31st March 2002						**2,819.7**
						2,832.0

20. Reserves (continued)

The distributable reserves of the company at 31st March 2002 amounted to HK$2,832.0 million (2001: HK$2,823.8 million). The contributed surplus is related to the group's restructuring in prior year.

21. Long Term Liabilities

Group

	2002 **_HK$Million_**	2001 _HK$Million_
Secured bank loans		
– wholly repayable within five years	**61.0**	–
Less: Amounts repayable within one year included under current liabilities	**(4.0)**	–
	57.0	–

The maturity of the group's long term liabilities is as follows:

	2002 **_HK$Million_**	2001 _HK$Million_
Secured bank loans		
Within one year	**4.0**	–
In the second year	**4.0**	–
In the third to fifth years	**53.0**	–
	61.0	–

22. Deferred Taxation

Group

	2002	2001
	HK$Million	*HK$Million*
At the beginning of the year	–	0.4
Transfer from/(to) profit and loss account (note 6)	**1.1**	(0.4)
At the end of the year	**1.1**	–

Deferred taxation is provided for in respect of the timing difference arising from accelerated depreciation allowances.

The group and the company have no other material timing differences for deferred taxation purposes.

The surpluses on revaluation of investment properties and investments in associated companies do not constitute timing differences for deferred taxation purposes.

23. Pledge of Assets

Certain properties of the group with a carrying value of HK$865.5 million (2001: HK$1,188.0 million) have been pledged to banks as security for facilities granted to the extent of HK$277.8 million (2001: HK$519.9 million) against which HK$193.6 million (2001: HK$405.9 million) has been utilised at the balance sheet date.

24. Commitments

Group

	2002	2001
	HK$Million	*HK$Million*
Capital commitment in respect of investment securities	**116.7**	109.0
Development expenses contracted but not provided for in respect of properties under development	**16.3**	–
	133.0	109.0

25. Lease Commitments

The group had future aggregate minimum lease payments under non-cancellable operating leases in respect of properties as follows:

Group

	2002 **HK$Million**	2001 HK$Million
Not later than one year	**5.5**	5.6
Later than one year and not later than five years	**22.5**	13.4
Later than five years	**2.3**	–
	30.3	19.0

26. Future Operating Lease Receivables

The group had future minimum lease receivables under non-cancellable operating leases in respect of properties as follows:

Group

	2002 **HK$Million**	2001 HK$Million
Not later than one year	**58.2**	51.5
Later than one year and not later than five years	**27.1**	37.5
	85.3	89.0

27. Contingent Liabilities

	Group		**Company**	
	2002 **HK$Million**	2001 HK$Million	**2002** **HK$Million**	2001 HK$Million
Guarantees for credit facilities drawn down by:				
Subsidiaries	–	–	**252.6**	465.9
Associated company	–	260.0	–	260.0
	–	260.0	**252.6**	725.9

28. Provident Fund Scheme

For the non-contributory defined contribution provident fund scheme ("the scheme"), regular monthly contributions payable by the group at the rate specified in the trust deed are expensed as incurred. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the group are reduced by the amount of forfeited contributions. The assets of the scheme are held separately from those of the group in funds under the control of a professional trustee and are managed by an independent fund manager.

For the mandatory provident fund scheme ("MPF Scheme"), the group's contributions are at 5% of the employees' relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of HK$1,000 per employee per month. The employees also contribute a corresponding amount to the MPF Scheme from 31st December 2000 if their relevant income is more than HK$4,000 per month. The MPF contributions are fully and immediately vested in the employees as accrued benefits once they are paid.

Forfeited contributions totalling HK$0.1 million arising from employees leaving the scheme (2001: HK$Nil) were utilised to offset contributions during the year. At the balance sheet date, there was no forfeited contribution (2001: HK$Nil) which is available to reduce the contributions payable in future years. Contributions payable at the year end was HK$0.2 million (2001: HK$0.2 million).

29. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities:

	2002	2001
	HK$Million	*HK$Million*
Profit/(loss) before taxation	**91.9**	(68.4)
Share of (profits)/losses of associated companies	**(89.3)**	15.5
Provision against properties for sale	**–**	78.0
Provision for investment securities	**15.6**	7.8
Depreciation	**0.2**	0.4
Interest expenses	**13.2**	21.8
Interest income	**(0.5)**	(1.2)
Exchange differences	**–**	0.1
Decrease/(increase) in properties for sale	**178.8**	(381.5)
(Increase)/decrease in properties under development	**(19.1)**	431.4
Decrease/(increase) in debtors, deposits and prepayments	**7.1**	(6.2)
Decrease in creditors, deposits and accruals	**(0.4)**	(14.1)
	105.6	152.0
Net cash inflow from operating activities	**197.5**	83.6

29. Notes to the Consolidated Cash Flow Statement (continued)

(b) Analysis of changes in financing during the year:

	2002	2001
	HK$Million	*HK$Million*
Balance at the beginning of the year		
– Short term bank loans	**465.9**	200.0
– Long term bank loans	**–**	336.6
	465.9	536.6
Net cash outflow from financing	**(213.3)**	(70.7)
Balance at the end of the year	**252.6**	465.9
Representing:		
Short term bank loans	**191.6**	465.9
Long term bank loans	**61.0**	–
	252.6	465.9

(c) Analysis of balances of cash and cash equivalents:

	2002	2001
	HK$Million	*HK$Million*
Bank balances and cash	**65.5**	75.7

30. Particulars of Subsidiaries and Associated Companies

	Subsidiaries	Principal Activities	Percentage of issued ordinary share capital held by Group	Percentage of issued ordinary share capital held by Company	Issued ordinary share capital *HK$*
	Tai Cheung (B.V.I.) Company Limited	Investment holding	100	100	780
	Tai Cheung Properties Limited	Investment holding and property development	100	–	386,633,750
	Acura Enterprises Limited	Property development	100	–	2
	Alsoic Limited	Property development	100	–	8
	Antier Investment Company Limited	Property development	100	–	300
	Buruda Limited	Investment holding	100	–	8
+	Centrax Limited	Property investment	100	–	2
	Cosmopolitan Estates Limited	Property investment	100	–	1,000,000
	Denmore Limited	Investment holding	100	–	2
	Dumex Limited	Investment holding	100	–	3,000,000
*	Edward Contractors, Inc.	Contracting services	100	–	77,240
	Enrich Investments Limited	Property development	100	–	2
	Fliutshire Properties Limited	Property development	100	–	2
	Hoi Ka Company Limited	Property development	100	–	1,000,000
	Jaco Limited	Property development	100	–	2
	Jumbo Realty Limited	Property development	100	–	36,000,000
	Junco (Nominees) Limited	Nominee company	100	–	200
	Karness Limited	Investment holding	100	–	8
	Kenic Properties Limited	Investment holding	100	–	200
	Lee May Investments Limited	Property development	100	–	60
	Maidstone Construction Company Limited	Construction	100	–	600,000
	South Land Enterprises Limited	Property development	100	–	2
	Sum Lung Investment Company Limited	Property development	100	–	10,000,000
	Tai Cheung Capital Limited	Investment holding	100	–	5,000,000
	Tai Cheung Construction Company Limited	Property development	100	–	500,000
	Tai Cheung Management Company Limited	Property management	100	–	4,500,000
	Tai Cheung Properties (China) Limited	Property development	100	–	2
	Tai Cheung Secretaries Limited	Corporate secretary	100	–	2
*	Taico Properties, Inc.	Property development	100	–	109,359,743
*	Talega Industrial Park, Inc.	Property development	100	–	14,821,766
	Tareau International Company Limited	Investment holding	100	–	2
	Tatrine Development Company Limited	Property development	100	–	20
	Turnhouse Limited	Property development	100	–	2
	Walsmith Corporation Limited	Investment holding	100	–	2
	Wang Yip Construction Company Limited	Construction	100	–	5,000,000
	Winfield Investments Limited	Property development	100	–	2
	Y Lee Enterprises Limited	Property development	100	–	14,000,000
	Yescott International Limited	Investment holding	100	–	2
	Zebrine Investments Limited	Property development	100	–	20

30. Particulars of Subsidiaries and Associated Companies (continued)

Associated Companies	Principal Activities	Percentage of issued ordinary share capital held by Group	Percentage of issued ordinary share capital held by Company
* ** Consolidated Hotels Limited	Hotel investment	35	–
* ** Macfull Limited	Property development	20	–
* ** Macfull Finance Limited	Investment holding	20	–
** Shepherd Investments Limited	Investment holding	48	–
* ** Terrific Investment Limited	Property development	20	–

All subsidiaries and associated companies are incorporated in Hong Kong except Taico Properties, Inc., Talega Industrial Park, Inc. and Edward Contractors, Inc. which are incorporated in the U.S.A.; Alsoic Limited, Buruda Limited and Tai Cheung (B.V.I.) Company Limited which are incorporated in the British Virgin Islands, and Karness Limited which is incorporated in the Cook Islands. The principal country of operation is the same as the country of incorporation except for Tai Cheung (B.V.I.) Company Limited, Alsoic Limited, Buruda Limited and Karness Limited which operate internationally.

* The accounts of these subsidiaries and associated companies have been audited by firms other than PricewaterhouseCoopers, Hong Kong. The aggregate net liabilities and profit before taxation of these subsidiaries and associated companies attributable to the group amounted to HK$148.5 million and HK$84.1 million (2001: HK$178.8 million and loss before taxation of HK$17.5 million) respectively.

** Associated companies with 31st December year ends.

\+ The shares of the subsidiary have been pledged to a bank as security for banking facilities granted to the subsidiary.

Auditors' Report to the Shareholders of Tai Cheung Holdings Limited
(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 13 to 41 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31st March 2002 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27th June, 2002

Schedule of Properties

The directors are of the opinion that a complete list of the properties held by the group will be of excessive length and therefore the following list contains only those properties which are material to the group as at 31st March 2002:–

(I) Properties held for development or sale

Location	Stage of completion	Expected date of completion	Type	Group's ownership	Approximate floor area attributable to the group
Peninsula Square 18 Sung On St., Hung Hom	Completed	N/A	C	100%	23,388 s.f.
Citimark 28 Yuen Shun Circuit, Sha Tin	Completed	N/A	C	100%	37,232 s.f.
Southmark 11 Yip Hing St., Aberdeen	Completed	N/A	C/P	100%	475,735 s.f.
Eastern Central Plaza 3 Yiu Hing Road, Shau Kei Wan	Completed	N/A	C	100%	156,102 s.f.
Metropole Square 2 On Yiu St., Sha Tin	Completed	N/A	I	100%	429,483 s.f.
Max Trade Centre 23 Luk Hop St., San Po Kong	Completed	N/A	I	100%	118,734 s.f.
Tuen Mun Parklane Square 2 Tuen Hi Road, Tuen Mun	Completed	N/A	C/P	100%	315,909 s.f.
Tuen Mun Central Square 22 Hoi Wing Road, Tuen Mun	Completed	N/A	C/P	100%	503,568 s.f.
Nerine Cove J/O Hang Kwai St. & Hang Fu St., Tuen Mun	Completed	N/A	C/R	20%	4,325 s.f.
Parkview Court 8 Yuk Hong St., Tuen Mun	Completed	N/A	C/R	100%	45,878 s.f.
West Covina (Phase II) California, U.S.A.	In escrow for sale	June 2002	R	100%	45,908 s.f.
San Clemente Technology Park California, U.S.A.	2/3 completed	End of 2002	I	100%	63,770 s.f.

(II) Properties held for investment

Location	Terms of lease	Type	Group's ownership	Approximate floor area attributable to the group
Cosmopolitan Estate Tai Kok Tsui, Kowloon	999 years from 5/8/1871	C	100%	2,161 s.f.
Concordia Plaza Junction of Cheung Wan Road and Science Museum Road, Tsim Sha Tsui	30/6/2047	P	100%	99,562 s.f.

Note: I = Industrial R = Residential C = Commercial P = Public Carpark

Five Years Financial Summary

	As restated 1998 *HK$Million*	1999 *HK$Million*	2000 *HK$Million*	2001 *HK$Million*	**2002** ***HK$Million***
Consolidated Profit and Loss Account					
Turnover	856.1	68.8	104.4	244.3	**284.2**
Profit/(loss) attributable to shareholders	305.3	(389.1)	4.3	(85.4)	**76.7**
Dividends	74.1	6.2	6.2	12.4	**24.7**
Consolidated Balance Sheet					
Fixed assets	225.4	189.2	188.8	178.5	**178.5**
Associated companies	1,630.5	1,166.8	1,221.0	1,369.2	**1,367.0**
Investment securities	2.3	–	29.6	39.2	**47.1**
Mortgage loans receivable	–	–	–	–	**20.1**
Net current assets	3,417.2	3,239.4	3,043.3	2,940.0	**3,016.7**
Total assets less current liabilities	5,275.4	4,595.4	4,482.7	4,526.9	**4,629.4**
Share capital	61.7	61.7	61.7	61.7	**61.7**
Reserves	5,052.4	4,301.0	4,351.0	4,465.2	**4,497.3**
Proposed final dividends	37.0	–	–	–	**12.3**
Shareholders' funds	5,151.1	4,362.7	4,412.7	4,526.9	**4,571.3**
Long term liabilities	121.6	232.7	69.6	–	**57.0**
Deferred taxation	2.7	–	0.4	–	**1.1**
Funds employed	5,275.4	4,595.4	4,482.7	4,526.9	**4,629.4**
Performance Statistics					
Earnings/(loss) per share	$0.49	($0.63)	$0.01	($0.14)	**$0.12**
Dividends per share	$0.12	$0.01	$0.01	$0.02	**$0.04**
Dividend cover	4.1	N/A	1.0	N/A	**3.1**
Net assets per share	$8.3	$7.1	$7.2	$7.3	**$7.4**
Current ratio	14.6	13.2	6.4	6.4	**12.2**
Gearing	4.4%	8.5%	12.2%	10.3%	**5.5%**

The financial information for 1998 has been adjusted in respect of the changes in accounting policies for the treatment of dividends.

大昌集團有限公司

(於香港註冊成立之有限公司)

二零零二年度年報

目錄

財務摘要

	2002	2001	
	港幣百萬元	*港幣百萬元*	百分比轉變
股東應佔集團溢利／(虧損)	**76.7**	(85.4)	不適用
股息	**24.7**	12.4	+100%
股東權益	**4,571.3**	4,526.9	+1%
每股盈利／(虧損)	**$0.12**	($0.14)	不適用
每股股息	**$0.04**	$0.02	+100%

董事局

陳斌　主席
陳秀清
*郭志樑
李永修
*胡祖雄

*獨立非執行董事

審核委員會

郭志樑　主席
陳秀清
胡祖雄

秘書

譚綺霞

銀行

花旗銀行
恒生銀行
瑞穗實業銀行
東亞銀行
香港上海匯豐銀行
UFJ Bank Limited

核數師

羅兵咸永道會計師事務所

註冊辦事處

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處

香港中環遮打道三號A
香港會所大廈二十樓
電話：2532 2688, 2522 3112
圖文傳真機：2810 4108
2868 5230
2877 2487
網址：http://www.taicheung.com

股票登記過戶處

Butterfield Corporate Services Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

香港股票登記過戶處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓

預託證券機構

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

敬啟者：本公司訂於二零零二年九月六日（星期五）上午十時假座香港干諾道中三號麗嘉酒店宴會樓層宴會廳III舉行股東週年大會，以便討論下列議案：

（一）省覽截至二零零二年三月三十一日止全年度之結算書及董事局與核數師報告書。

（二）宣佈派發末期股息。

（三）選舉董事及釐定其酬金。

（四）委聘核數師並釐定其酬金。

（五）考慮及酌情通過下列議案為普通決議案：

(a) 「**動議**：

(i) 在本決議案(ii)段之限制下，一般性及無條件批准本公司董事局可於有關期間（定義見下文）內行使本公司之一切權力，按照所適用之法例及香港聯合交易所有限公司之上市規則購回本公司每股面值港幣0.10元之股份；

(ii) 本公司根據本決議案(i)段而購回之股份，其面值總額不得超過本公司於此項決議案通過當日之已發行股本面值總額百分之十，而上文之批准亦應以此為限；及

(iii) 就本決議案而言，「有關期間」乃指由本決議案通過之日期至下列三者中較早之日期：

(1) 本公司下屆股東週年大會結束；

(2) 按法律規定舉行下屆股東週年大會之期間屆滿時；及

(3) 本決議案所授權力經由本公司股東在股東大會上以普通決議案撤銷或更改之日。」

(b) 「**動議**：

無條件授權董事局增發及處理不超過本公司於本決議案通過當日之已發行股本百分之二十之新股，此授權令有效至下屆股東週年大會為止。」

(c) 「**動議**：

本公司根據本大會通告第五項普通決議案(a)項授予董事之授權所購回本公司股本中之股份總面值，將加入本公司董事根據本大會通告第五項普通決議案(b)項增發及處理之股本面值，惟數額不得超過本公司於通過本決議案當日之已發行股本總面值百分之十。」

承董事局命
譚綺霞
秘書

香港，二零零二年六月二十七日

附註：

1. 凡有權出席上述會議並投票表決之股東即有權委任一位或多位代表出席會議，並於表決時代為投票，所委任之代表無須為本公司股東。

2. 委任代表表格最遲須於大會召開時間四十八小時前送達本公司在香港之股票登記過戶處香港灣仔皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司，方為有效。

3. 本公司將於二零零二年八月三十一日（星期六）至二零零二年九月六日（星期五）首尾兩天包括在內暫停辦理過戶手續，如欲享有建議派發之股息者，須於二零零二年八月三十日（星期五）下午四時前，將有關股票連同過戶文件送達本公司上述之股票登記過戶處。

4. 一份載有關於上述第五(a)項決議案詳情之說明文件即將連同二零零二年度年報一併寄予各股東。

董事及高層管理人員之簡歷

董事

陳斌，SB HonLLD

陳斌，五十一歲，一九七三年加入本集團，一九七五年獲委任為本集團董事，一九八一年晉升為主席。陳先生於建築界、地產發展及投資業務方面累積超過二十五年經驗，現為MIT Sloan School of Management Dean's Advisory Council及嶺南大學校董會成員，香港中華總商會會董及香港地產建設商會會董。陳先生乃本公司董事陳秀清小姐之兄。

陳秀清，BA

陳秀清，四十九歲，一九八一年起出任本集團董事。她現時為胡關李羅律師行合夥人，為本集團提供法律顧問服務。陳小姐乃本公司主席陳斌先生之妹。

郭志樑，BA MBA

郭志樑，五十三歲，一九八三年起出任本集團董事。郭先生於銀行及金融業務方面具有超過二十五年管理經驗。郭先生現為永安國際集團有限公司、永安國際有限公司及香港康體發展局香港教練培訓委員會主席，香港中文大學崇基學院書院校董會校董，香港城市大學校董會成員，稅務上訴委員會委員，香港外展信託基金會會員，人事登記審裁處審裁員，香港帆船協會會長及中國香港體育協會暨奧林匹克委員會副會長。

李永修，BA DipMS

李永修，四十九歲，一九九四年加入本集團，一九九七年獲委任為本集團董事。加入本集團前彼為一加拿大地產建築策劃顧問公司之工程策劃經理，在香港及加拿大積逾二十年工程策劃之工作經驗。李先生亦為本集團工程策劃及建築控制總監。

胡祖雄，BSc

胡祖雄，六十四歲，二零零零年獲委任為本集團董事。胡先生現為唐天燊律師行顧問。

高層管理人員

建築部主管

李新元，BSc MASc，六十歲，本集團建築部經理。於一九九一年加入本集團前彼為多間主要上市地產發展商之建築部經理，在香港及新加坡之建築界積逾二十五年經驗。

高層管理人員(續)

營業及物業管理部主管

袁定華,FCCA,五十歲,本集團之物業部經理。一九八零年加入本集團為會計主任。一九九一年調任營業及物業管理部主管。加入本集團前彼為一上市公司之內部核數師,於商業會計及核數、物業管理及銷售業務方面具有超過二十五年經驗。

美國業務之主管

潘志雄,BA MSc MBA,五十五歲,美國業務副總裁。彼於一九八八年加入本集團,於美國之地產發展、土木工程及建築工程方面具有超過二十五年之工作經驗。潘先生為本公司董事陳斌先生及陳秀清小姐之表兄。

會計及財務部主管

林威廉,MBA FCCA AHKSA AICPA,三十八歲,本集團總會計。彼於一九九六年加入本集團,具有超過十年商業及執業會計之工作經驗。

公司秘書部主管

譚綺霞,FCIS,五十一歲,本集團公司秘書。於一九八一年加入本集團前彼為一間國際公司之特許秘書及法律事務主任。她於公司秘書服務方面具有超過二十五年之工作經驗。

資訊技術部主管

鄧永業,MBA,五十二歲,本集團資訊技術部經理及機構事務部高級經理。一九七九年加入本集團為會計主任,一九八二年調往資訊技術部。加入本集團前彼為一上市公司之內部核數師,於商業會計、公司核數及資訊技術方面具有超過二十五年經驗。

人力資源部主管

黃金鳳,MBA,三十七歲,本集團人力資源部經理。於一九九三年加入本集團前彼為一國際酒店集團之助理人事經理。彼於人力資源管理方面具有超過十年之工作經驗。

董事局謹向各股東提呈截至二零零二年三月三十一日止年度之董事報告及已審核賬項。

主要業務

本公司之主要業務為投資控股。附屬公司之主要業務包括物業投資及發展、投資控股及物業管理，詳列於賬項附註三十內。

本集團之業績按業務及地域分部詳列於賬項附註二內。

業績及分配

本集團截至二零零二年三月三十一日止年度之業績詳列於第十三頁之綜合損益表內。

董事局已於二零零二年二月二十二日派發中期股息每普通股二仙，合共港幣一千二百四十萬元。

董事局建議派發末期股息每普通股二仙，合共港幣一千二百三十萬元給予於二零零二年九月六日已登記之股東。

儲備金

本年度本集團與本公司儲備金之變動詳列於賬項附註二十內。

固定資產

本年度本集團固定資產之變動詳列於賬項附註十內。

財務概要

本集團之五年財務概要詳列於第四十四頁內。

長期債項

本集團長期債項詳列於賬項附註二十一內。

物業

本集團之主要物業列於第四十三頁內。

董事局

本公司於年內及本報告日期之董事為陳斌、郭志樑*、李永修、胡祖雄*及陳秀清。

根據本公司規章第八十四則，陳秀清小姐輪值告退，惟如再獲選，願繼續連任。

本公司各董事與公司並無訂立一年內終止即需就未屆滿期間作出賠償之服務合約。

* 獨立非執行董事

董事及高層管理人員之簡歷

董事及高層管理人員之簡歷詳列於第五及六頁內。

董事權益

於二零零二年三月三十一日，依證券(披露權益)條例第二十九條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份之權益如下：

	股份數目				
姓名	個人權益	家族權益	法團權益	其他權益	**總數**
陳斌	106,000,971	—	*61,335,074	—	**167,336,045**
陳秀清	20,132,706	—	—	—	**20,132,706**
郭志樑	221,212	—	—	—	**221,212**
李永修	37,000	—	—	—	**37,000**

* 註 — 該等股份透過陳斌先生一間全資擁有公司持有。

於本年度內，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

本年度內或年結時，本公司或各附屬公司並無訂立任何有關本集團之業務而本公司董事直接或間接佔有重大權益之重大合約。

本公司或各附屬公司在本年度內並無參與任何協議致令本公司董事取得本公司或其他公司之股份或債券而獲得利益。

主要股東

於二零零二年三月三十一日，依證券(披露權益)條例第十六(一)條設置之主要股東登記冊，顯示本公司已接獲有關下列合共持有本公司發行股本百分之十或以上權益之通知。此等權益並不包括於以上透露之董事及行政總裁之權益：

姓名	實益持有股份數目
陳潘慧娟	96,185,380

股份購買、出售或贖回

本年度內，本公司並無贖回任何公司股份。另本公司或各附屬公司於年內均無購買或出售本公司任何股份。

優先購買權

對於有關發行公司新股，百慕達之法例並無優先購買權規定。

管理合約

本年度內本公司並無就全盤業務或其中重大部份簽訂或存有管理及行政合約。

主要供應商及客戶

本年度內，本集團首五大供應商及最大供應商佔集團採購總額分別約百分之七十二及百分之二十七，而首五大客戶及最大客戶則佔集團營業總額分別約百分之七及百分之二。

於二零零二年三月三十一日，本公司各董事及其聯繫人或任何股東(就董事所知擁有本公司股份百分之五或以上者)並無實益持有該五大供應商及五大客戶之權益。

業務回顧

流動資金狀況及財務資源

本集團所需之資金來自現有現金、內部產生之現金及部份按需要以浮息率向銀行借貸。其他資金來源包括來自聯營公司之股息收入。

於二零零二年三月三十一日,本集團在扣除現金後之貸款淨額為港幣一億八千七百一十萬元,而去年為港幣三億九千零二十萬元。本集團之貸款以投資物業及本集團其他物業作抵押,物業賬面總值港幣八億六千五百五十萬元。本集團所有貸款中約百分之九十四點二為港元,其餘百分之五點八則為美元。由於美元貸款與本集團於美國之業務有直接關連,因此該等貸款大部份與同一貨幣之資產互相抵銷。

於年結時,本集團之貸款中約百分之七十七點四須於一年內償還而百分之二十二點六須於二至五年內償還。

資產負債比率(即銀行借貸佔股東權益之比率)於二零零二年三月三十一日維持於百分之五點五之低水平,而去年則為百分之十點三。

於二零零二年三月三十一日,本集團已獲批核但未動用之信貸額為港幣一億四千八百二十萬元。連同於未來十二個月內因出租及出售集團之物業而向租戶及買家收取之款項,本集團之流動資金將足夠應付預計來年營運資金之需求。

庫務政策

本集團之整體庫務及融資政策以風險管理及控制為主。集團之資產及負債均以港元或美元結算,因而將本集團面對之外匯波動風險減至最低。然而本集團仍會密切監察整體貨幣及利率風險,如認為適當時,會作貨幣風險對沖之措施。

人力資源

除聯營公司外,本集團於香港及美國兩地僱用共二百四十一名員工。於二零零二年三月三十一日止年度僱員開支(不包括董事酬金)達港幣四千五百一十萬元。本集團按年檢討僱員之薪酬,其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

IMPORTANT

***If you are in any doubt** about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.*

***If you have sold** all your shares in Tai Cheung Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.*

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
David Pun CHAN *(Chairman)*
Ivy Sau Ching CHAN
*Karl Chi Leung KWOK
Wing Sau LI
*Benedict Cho Hung WOO

** Independent non-executive directors*

Registered Office:
Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

Head Office:
20th Floor
The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

8th July, 2002

To the shareholders

Dear Sir/Madam,

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES
AND
TO ISSUE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed resolutions at the forthcoming 2002 Annual General Meeting of Tai Cheung Holdings Limited (the "Company") to be held on 6th September, 2002 on the general mandates to repurchase shares and to issue shares. Notice of the 2002 Annual General Meeting is contained in the 2002 annual report of the Company to be despatched to shareholders together with this circular.

GENERAL MANDATE TO REPURCHASE SHARES

A general mandate for repurchase of the Company's own shares was granted by shareholders of the Company at the Company's annual general meeting held on 7th September, 2001. This general mandate will lapse at the forthcoming 2002 Annual General Meeting unless the authority is renewed by ordinary resolution at that meeting. At the 2002 Annual General Meeting, an ordinary resolution will be proposed to grant a general mandate to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate").

Information in relation to the Repurchase Mandate as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") is set out in the appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the 2002 Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (the "Issue Mandate") and extending the Issue Mandate by adding to it the number of shares repurchased by the Company under the Repurchase Mandate.

RECOMMENDATION

The Directors consider the Repurchase Mandate and the Issue Mandate (together with its extension) are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the ordinary resolutions 5(a) to 5(c) to be proposed at the 2002 Annual General Meeting.

By Order of the Board
David Pun Chan
Chairman

Information required by the Listing Rules to be disclosed in an explanatory statement on repurchase of shares:

Share Capital

As at 8th July, 2002, being the latest practicable date prior to the printing of this circular, the issued share capital of the Company comprised 617,531,425 shares of HK$0.10 each.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate and on the basis that no further shares are issued or repurchased prior to the 2002 Annual General Meeting, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 61,753,142 fully paid-up shares of HK$0.10 each.

Shareholders' Approval

All repurchase of shares must be approved by shareholders in advance by means of an ordinary resolution, either by way of a general mandate or by specific resolution in relation to specific transactions.

Reason for the Repurchase

Repurchase of shares will only be made when the Directors consider that it will benefit the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per share.

Source of Funds

Repurchases must be financed out of funds legally available for the purpose including capital paid up on the shares to be repurchased, profits otherwise available for dividend and in the case of premiums payable on repurchase, sums standing to the share premium account or contributed surplus account of the Company and in accordance with the Bermuda law and Bye-laws of the Company. It is envisaged that any repurchase of shares by the Company would be financed out of the same sources of fund as above described.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st March, 2002) in the event that the proposed Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Trading Restrictions

A maximum of 10% of the fully paid-up issued shares of a company at the date of the resolution authorising the repurchase mandate may be repurchased on market.

Disclosure of Interests

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention to sell any shares to the Company under the proposed Repurchase Mandate if such is approved by the shareholders of the Company.

The Company has not been notified by any "connected persons" (as defined in the Listing Rules) that they have a present intention to sell any shares to the Company, or that they have undertaken not to do so, in the event that the proposed Repurchase Mandate is approved by the shareholders of the Company.

Effect of the Hong Kong Code on Takeovers and Mergers (the "Code")

As at the date of this circular, Madam Chan Poon Wai Kuen together with her parties acting in concert (i.e. including Mr. David Pun Chan and Ms. Ivy Sau Ching Chan) were interested in 283,786,131 shares, representing approximately 45.95% of the issued share capital of the Company. In the event that the Directors exercise in full the Repurchase Mandate, their collective shareholdings would be increased to approximately 51.06%, the resultant increase in voting rights held by Madam Chan Poon Wai Kuen and parties acting in concert with her will give rise to an obligation to make a mandatory offer in accordance with Rules 26 and 32 of the Code. However, the Directors have no present intention to exercise the Repurchase Mandate to such extent as would give rise to such an offer obligation.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the applicable laws of Bermuda and the Listing Rules.

Repurchase made by the Company

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

Share Prices

The highest and lowest prices at which the shares of the Company have traded on the Stock Exchange in the past twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
July, 2001	1.250	1.110
August, 2001	1.250	1.100
September, 2001	1.160	0.940
October, 2001	1.080	1.000
November, 2001	1.070	0.980
December, 2001	1.180	1.010
January, 2002	1.140	1.070
February, 2002	1.200	1.060
March, 2002	1.260	1.140
April, 2002	1.250	1.200
May, 2002	1.360	1.230
June, 2002	1.340	1.200

重要提示

閣下如對本文件有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售名下所有之大昌集團有限公司股份，應將本文件送交買主、或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

大昌集團有限公司

（於百慕達註冊成立之有限公司）

董事：
陳斌（主席）
陳秀清
* 郭志樑
李永修
* 胡祖雄

* 獨立非執行董事

註冊辦事處：
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處：
香港中環遮打道三號A
香港會所大廈
二十樓

敬啟者：

授權購回股份
及發行股份

緒言

本文旨在向　閣下提供有關擬定於二零零二年九月六日舉行之大昌集團有限公司（「本公司」）股東週年大會上提呈授權購回股份及發行股份建議之資料，股東週年大會通告載於二零零二年度年報內連同本通告一併寄予各股東。

授權購回股份

於二零零一年九月七日股東週年大會上，本公司董事局（「董事局」）已獲股東授權購回本公司股份。除非可於本年度股東週年大會上經普通決議案批准予以延續，否則此項授權有效至該會結束止。董事局擬於本年度股東週年大會上提呈一項普通決議案授權董事局根據本公司之權力購回股份總數不超過本公司於該決議案通過當日之已發行股本百分之十（「購回授權」）。

根據香港聯合交易所有限公司證券上市規則（「上市規則」）規定須於説明函件內刊載購回股份之所需資料載於本通告之附錄內。

授權發行股份

於股東週年大會上將提呈兩項普通決議案，分別授權董事局增發及處理不超過本公司於該決議案通過當日之已發行股本面值總額百分之二十之新股（「發行股份授權」）；及在該發行股份授權加入購回授權中之回購股份。

建議

董事局認為授權購回股份及發行股份（連同購回授權中的回購股份）之建議符合本公司及其股東之最佳利益，故推薦全體股東投票贊成擬於股東週年大會上提呈之第五(a)至第五(c)項普通決議案。

此致

列位股東　台照

主席
陳　斌
謹啟

香港，二零零二年七月八日

香港聯合交易所有限公司證券上市規則(「上市規則」)規定須於說明函件內刊載購回股份之所需資料如下:

股本

於二零零二年七月八日,即本通告印製前之最後可行日期,本公司有617,531,425股每股面值港幣0.10元之已發行股本。

如購回授權之普通決議案獲得通過及在召開二零零二年股東週年大會前並無發行或購回額外股份,則本公司根據購回授權將可購回股份數目最多可達61,753,142股面值港幣0.10元已繳足之股份。

股東批准

所有股份回購之交易,須事先以一項普通決議案或以授權方式或以特定議案,予以通過。

購回股份理由

董事局只在合符公司及股東利益等情況下才考慮進行購回股份計劃。董事局相信基於當時之市場情況及資金安排,該等購回可提高資產淨值及/或每股盈利。

資金來源

購回股份須運用可合法用於購回股份之資金,包括被購回股份之繳足股本、原可供派息用之溢利及於購回該等股份時所付之溢價則由本公司股份溢價賬或繳入盈餘賬中支付,並依據百慕達法例及本公司規章進行。預期用以購回本公司股份之資金將會由上述可作此用途之資金提供。

在建議之股份購回期間內,全部實施購回授權建議,可能對本公司之營運資金或資本與負債比率有重大之不利影響(相對於截至二零零二年三月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而,董事局倘認為購回股份對本公司所須營運資金或資本負債比率會有重大之不利影響時,則不會行使購回權力。

買賣之限制

於市場購回之股份總數以不超過本公司於購回授權決議案通過當日已發行繳足股本百分之十為限。

權益披露

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，擬根據購回授權建議（如獲本公司股東批准）出售任何股份予本公司。

目前並無任何關連人士（按聯交所上市規則之定義）知會本公司，倘購回授權建議獲得批准，彼等擬出售股份予本公司，或作出不出售股份之承諾。

香港公司收購及合併守則之影響

於本通告之日，陳潘慧娟女士連同其一致行動人士（換言之包括陳斌先生及陳秀清女士）合共擁有283,786,131股，約佔本公司已發行股本百分之四十五點九五。倘董事局全面行使購回授權，彼等在本公司之已發行股本中的權益將增加至百分之五十一點零六，該項增加將可能導致須遵照香港公司收購及合併守則第二十六條及第三十二條之規定提出強制性全面收購股份建議。董事局目前無意行使購回授權而導致須承擔收購責任。

董事局向聯交所作出承諾，彼等將根據百慕達法例及上市規則行使股份購回之授權。

本公司購回證券

在本函日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

股份價格

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	股份	
	最高價 港幣元	最低價 港幣元
二零零一年七月	1.250	1.110
二零零一年八月	1.250	1.100
二零零一年九月	1.160	0.940
二零零一年十月	1.080	1.000
二零零一年十一月	1.070	0.980
二零零一年十二月	1.180	1.010
二零零二年一月	1.140	1.070
二零零二年二月	1.200	1.060
二零零二年三月	1.260	1.140
二零零二年四月	1.250	1.200
二零零二年五月	1.360	1.230
二零零二年六月	1.340	1.200

或然負債

本公司提供貸款擔保予部份全資附屬公司以取得銀行貸款。

公司監管

本年度內，本公司一直遵守香港聯合交易所有限公司證券上市規則附錄十四之最佳應用守則，惟因根據本公司之細則規定，獨立非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無定明。

關連交易

本集團於截至二零零二年三月三十一日止年度沒有進行根據香港聯合交易所有限公司證券上市規則之有關連人士交易。

審核委員會

董事局已成立審核委員會，並以書面清楚列出其權力及權責範圍。審核委員會之功能是協助董事局提供獨立審核本集團之財務匯報程序及內部監管機制。審核委員會由三名非執行董事組成，包括郭志樑先生、胡祖雄先生及陳秀清女士。

核數師

本公司核數師羅兵咸永道會計師事務所審核本年度賬目完竣，彼等願意俟聘續任。

承董事局命
董事局主席
陳斌

香港，二零零二年六月二十七日

財政報告

本人謹以欣悅之心情報告截至二零零二年三月三十一日止年度已審核股東應佔集團溢利為港幣七千六百七十萬元，去年同期則有虧損港幣八千五百四十萬元。營業溢利得以改善主因為香港物業市場已穩定下來。

本年度中期股息二仙已於二零零二年二月二十二日派發。董事局建議派發末期股息每股二仙予二零零二年九月六日已登記之股東。如此項建議於股東週年大會獲通過，末期股息將於二零零二年九月九日派發，本年度派息總額將為每股四仙。

地產發展

位於加利福尼亞州之San Clemente Technology Park發展物業經已動工，預售成績令人鼓舞。

本財政年度結束後，集團購入位於春坎角郊區地段1164號地盤發展為一個超過三萬平方呎之高級住宅物業，預計工程約需兩年時間完成。

酒店

本集團擁有百分之三十五權益之喜來登酒店業務較預期為佳。雖然「九一一」恐怖襲擊事件發生後，遊客數目下降，自二零零一年底後，酒店營業額大部份已恢復上年度之水平。

高科技投資

本集團新承諾投資四百萬美元於美國創業資本基金，該等基金將會於未來四至五年內，主要投資於電訊科技及生物科技業務上。

展望

經過四年多的波動時期，香港的物業市場終於穩定下來。然而，經濟處於通縮期及高失業率，未來數年地產發展商仍要面對一個具挑戰性的營商環境。

由於集團的財政狀況穩健及參予地產發展的競爭者減少，本集團希望可藉著現時的地產市況而受惠。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

董事局主席
陳斌

香港，二零零二年六月二十七日

綜合損益表

（截至二零零二年三月三十一日止年度）

	附註	2002 港幣百萬元	2001 港幣百萬元
營業額	2	**284.2**	244.3
出售樓宇成本		**(177.1)**	(119.5)
物業開支		**(35.6)**	(34.3)
毛利		**71.5**	90.5
行政開支		**(40.1)**	(35.8)
就待售物業撥備		**–**	(78.0)
投資證券撥備		**(15.6)**	(7.8)
營業溢利／(虧損)	3	**15.8**	(31.1)
財務費用	5	**(13.2)**	(21.8)
攤佔聯營公司溢利／(虧損)		**89.3**	(15.5)
除稅前溢利／(虧損)		**91.9**	(68.4)
稅項	6	**(15.2)**	(17.0)
股東應佔溢利／(虧損)	7	**76.7**	(85.4)
股息	8	**24.7**	12.4
每股盈利／(虧損)	9	**$0.12**	($0.14)

綜合資產負債表

(二零零二年三月三十一日結算)

	附註	2002 港幣百萬元	2001 港幣百萬元
固定資產	10	**178.5**	178.5
聯營公司	12	**1,367.0**	1,369.2
投資證券	13	**47.1**	39.2
應收按揭貸款	14	**20.1**	—
流動資產			
待售物業	15	**3,151.2**	3,330.0
發展中物業	16	**50.5**	30.8
應收賬款、按金及預付款項	17	**20.0**	48.7
銀行存款及現金		**65.5**	75.7
		3,287.2	3,485.2
流動負債			
應付賬款、按金及未付款項	18	**74.7**	76.1
銀行貸款－有抵押		**132.6**	405.9
銀行貸款－無抵押		**59.0**	60.0
長期債項一年內應還額	21	**4.0**	—
稅項		**0.2**	3.2
		270.5	545.2
流動資產淨值		**3,016.7**	2,940.0
總資產減流動負債		**4,629.4**	4,526.9
資金來源:			
股本	19	**61.7**	61.7
儲備金	20	**4,497.3**	4,465.2
擬派末期股息	20	**12.3**	—
股東權益		**4,571.3**	4,526.9
長期債項	21	**57.0**	—
遞延稅項	22	**1.1**	—
已運用資金		**4,629.4**	4,526.9

董事局於二零零二年六月二十七日通過上述賬項。

陳斌
李永修
董事

資產負債表

（二零零二年三月三十一日結算）

	附註	2002 港幣百萬元	2001 港幣百萬元
附屬公司	*11*	**2,894.3**	2,886.0
流動資產			
銀行存款及現金		**1.8**	1.8
流動負債			
應付賬款、按金及未付款項	*18*	**2.4**	2.3
流動負債淨值		**(0.6)**	(0.5)
總資產減流動負債		**2,893.7**	2,885.5
資金來源：			
股本	*19*	**61.7**	61.7
儲備金	*20*	**2,819.7**	2,823.8
擬派末期股息	*20*	**12.3**	—
股東權益		**2,893.7**	2,885.5

董事局於二零零二年六月二十七日通過上述賬項。

陳斌
李永修
董事

綜合現金流量表

(截至二零零二年三月三十一日止年度)

	附註	2002 港幣百萬元	2001 港幣百萬元
經營活動所得之淨現金流入	*29(a)*	**197.5**	83.6
投資回報及融資費用			
已收利息		**0.5**	1.2
已付利息		**(14.8)**	(37.3)
已派股息		**(12.4)**	(12.4)
已收聯營公司股息		**49.1**	98.2
投資回報及融資費用之淨現金流入		**22.4**	49.7
稅項			
已付香港利得稅		**(3.1)**	(1.3)
投資活動			
購買固定資產		**(0.2)**	(0.1)
證券投資		**(23.5)**	(17.4)
貸款償還自╱(貸款予)聯營公司		**10.0**	(53.7)
投資活動之淨現金流出		**(13.7)**	(71.2)
融資前之淨現金流入		**203.1**	60.8
融資			
新借銀行貸款		**109.6**	10.0
償還銀行貸款		**(322.9)**	(80.7)
融資之淨現金流出	*29(b)*	**(213.3)**	(70.7)
現金及現金等價物減少		**(10.2)**	(9.9)
年初之現金及現金等價物		**75.7**	85.6
年終之現金及現金等價物	*29(c)*	**65.5**	75.7

綜合已確認損益表

（截至二零零二年三月三十一日止年度）

	附註	2002 港幣百萬元	2001 港幣百萬元
重估物業虧損	20	–	(10.0)
重估聯營公司（虧損）／盈餘	20	**(19.9)**	221.8
附屬公司滙兑調整	20	–	0.2
未於損益表確認之（虧損）／盈利淨額		**(19.9)**	212.0
本年度溢利／（虧損）	20	**76.7**	(85.4)
已確認盈利總額		**56.8**	126.6

1. 主要會計政策

編製本賬目所採用之主要會計政策列述如下：

(a) 編製基準

本賬目乃按照符合香港普遍採納之會計原則及香港會計師公會所頒佈之香港會計實務準則而編製。本賬目按歷史成本慣例經投資物業及聯營公司重估修訂後入賬。

本年度內，本集團採納以下由香港會計師公會頒佈之會計實務準則，該等會計準則於本財政年度生效：

會計實務準則第9號(經修訂)	:	資產負債表日後事項
會計實務準則第14號(經修訂)	:	租賃
會計實務準則第26號	:	分部報告
會計實務準則第28號	:	準備、或有負債和或有資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減值
會計實務準則第32號	:	綜合財務報表和對附屬公司投資之會計處理

本集團會計政策之主要變更及採納此等新政策之影響載列如下。此等會計政策已按追溯原則應用，往年之比較數字經重列以符合該等會計政策變更。

會計實務準則第30號：企業合併

原先因購入附屬公司股份產生之商譽於收購當年從儲備金賬項中扣除。按照會計實務準則第30號，商譽應予以資本化並於其不多於二十年之估計可用年期以直線法攤銷。任何商譽之減值於損益表中確認。

本集團先前從儲備金賬項中扣除港幣二百五十萬元之商譽如予以資本化並分二十年攤銷，現已全數攤銷，故本集團採納會計實務準則第30號時按追溯原則將此等已抵扣之商譽從其他儲備金轉撥至保留盈餘。按此，採納此新會計實務準則後並沒有對本集團截至二零零二年三月三十一日止及二零零一年三月三十一日止年度之損益表有任何影響。

1. 主要會計政策(續)

(b) **綜合賬之基本原則**

(i) 本集團綜合賬項,包括截至二零零二年三月三十一日止年度本公司與各附屬公司之賬項,及本集團所攤佔聯營公司之業績與所佔其自收購後之儲備金。合併入集團綜合賬之聯營公司,其賬項結算日期均不早於本公司結算日期六個月。若有重大事項於聯營公司結算日及本集團結算日期間發生,本集團之綜合賬項將就該事項予以調整。

(ii) 附屬公司乃指本集團控制其投票權百分之五十以上,能監管其財政及經營政策,能聘用或罷免其董事會之大部份成員或在董事會會議中投大部份選票之公司。

(iii) 在年內購入或售出之附屬公司,其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

(iv) 在本公司之資產負債表內,附屬公司之投資以成本值減減值準備入賬。本公司將附屬公司之業績按股息收入入賬。

(c) **聯營公司**

聯營公司乃附屬公司以外,本集團持有其股權作為長期投資,並對其管理有重要影響力之公司。

聯營公司之投資在綜合資產負債表內是以集團攤佔其資產淨值(經就反映董事局對聯營公司持有物業之估值調整後)計算。

(d) **投資證券**

投資證券是以成本值扣除撥備入賬。

個別投資按資產負債表結算日之公平值與面值比較。當非短暫性下調發生時,該投資面值將下調至公平值。撥備額在損益表中作為費用支銷。

(e) **供出售及發展中物業**

供出售及發展中物業乃按成本值及估計可變現淨值之較低者入賬。成本值包括供物業發展用之貸款所支出之利息及財務費用。可變現淨值乃根據在正常市況下估計物業可售得之價值扣除所有預測之支出。

1. 主要會計政策(續)

(f) 投資物業

投資物業乃所持土地樓房之權益,而該等土地樓房之建築及發展工程業已完竣,並持作投資之用。

持有之投資物業,若其租約有效期尚餘超過二十年,皆每年由獨立專業測計師估值。估值是以有關個別物業之公開市值為計算基準,而土地跟樓房則不設分開列值,所得估值乃包括於年度賬項內。增值部份撥入投資物業估值儲備金;減值部份首先以整個投資物業組合為基礎與先前增值之部份對銷,其後則從營業溢利支銷。其後如有任何增值,最高按先前支銷之金額為限撥入營業溢利。

持有之投資物業,若其租約有效期尚餘二十年或以下,則於租約尚餘期內折舊。

當出售投資物業時,該有關重估儲備部份將從投資物業重估儲備轉入損益表內。

(g) 其他固定資產

其他固定資產是以成本值減累積折舊及累積減值入賬。折舊乃採用直線攤銷法按折舊年率百分之二十就各項資產之估計可用年限內撇銷其成本值減累積減值。

於年結時,其他固定資產之賬面值均按外來與內部資料檢討,以評估是否有減值情況。如有減值情況,估計其可收回價值並將減值於損益表中入賬。

出售固定資產所得之收益或虧損乃該等資產之淨出售收入與面值之差額,並於損益表中入賬。

(h) 營業性租賃

資產擁有權之全部得益及風險實質地由出租公司保留之租約,皆作為營業性租賃入賬。營業性租賃之租金支出或收益,於租約期內在損益表中採用直線攤銷法支銷或記作收入。

(i) 收入確認

(i) 樓宇出售

在樓宇擁有權之主要風險及得益已轉給買家及本集團再沒有因擁有權而對該等已售物業維持管理及控制權後,出售樓宇之收益方計算入賬。本集團認為擁有權之主要風險及得益在該樓宇或其中已訂約出售之部份正式建成及有關入伙紙發出後方為轉妥。

1. 主要會計政策(續)

(i) **收入確認(續)**

(ii) *租金收入*
來自出租投資物業及其他物業之租金收入根據租約期按直線法計算入賬。

(iii) *利息收入*
利息收入根據本金及利率按時間比例入賬。

(iv) *股息收入*
股息收入在本集團收取股息之權利確立後入賬。

(v) *物業管理收入*
物業管理收入在提供服務後入賬。

(j) **公積金計劃**

本集團與員工之公積金供款按僱員薪金某百分比計算。本集團向公積金計劃之供款作為費用支銷,而供款額可隨員工在獲得全數供款前退出計劃所被沒收之供款而遞減。

(k) **現金及現金等價物**

現金及現金等價物於資產負債表按成本值入賬。現金流量表中,現金及現金等價物包括現有現金、原到期日不超過三個月期之銀行存款及銀行透支。

(l) **外幣兌換**

外幣交易按交易日期之匯率兌換為港幣。以外幣結算之貨幣資產與負債已按資產負債表結算日之兌換率伸算。所有匯兌差額已列入營業溢利賬項中。

以外幣結算之附屬公司資產負債表乃按資產負債表結算日之兌換率伸算為港幣,而損益表按平均兌換率伸算。匯兌差額已作為匯兌變動儲備金之變動處理。

(m) **遞延稅項**

申報稅項之溢利與賬目內反映之溢利二者間之時差,若在短期內影響負債或資產之支收,即按現行稅率於賬內撥備遞延稅項。

1. 主要會計政策(續)

(n) **借貸成本**

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本,均資本化為該資產之部分成本。

所有其他借貸成本均於發生之年度內在損益表支銷。

(o) **分部報告**

按照本集團之內部財務報告,本集團將業務分部資料以主要報告形式呈列,而地域分部資料則以次要報告形式呈列。

未分配成本指集團整體性開支。分部資產主要包括待售物業、發展中物業、固定資產、應收款項及經營現金。分部負債包括經營負債而不包括稅項。資本開支包括對固定資產的增加。

關於地域分部報告,營業額、營業業績、總資產及資本開支按照資產所在地區計算。

2. 營業額、收益及分部資料

本集團主要從事地產投資及發展、投資控股及物業管理業務。年中收益及營業額包括:

	2002 ***港幣百萬元***	2001 *港幣百萬元*
出售樓宇之毛收入	**188.1**	162.9
租金毛收入		
一投資物業	**16.2**	14.3
一其他物業	**71.5**	56.7
利息收入	**0.5**	1.2
物業管理收入	**7.9**	9.2
	284.2	244.3

分部資料按本集團之業務及地域列出。業務分部被選擇為主要報告形式呈列,因此形式與本集團之運作模式較切合。

2. 營業額、收益及分部資料（續）

(a) 主要報告形式－業務分部

	地產發展 2002 港幣百萬元	物業出租 2002 港幣百萬元	物業管理 2002 港幣百萬元	酒店經營 2002 港幣百萬元	投資控股 2002 港幣百萬元	集團 2002 港幣百萬元
營業額	188.1	87.7	7.9	–	0.5	284.2
分部業績	(46.5)	75.0	3.8	–	(15.6)	16.7
未分配成本						(0.9)
營業溢利						15.8
財務費用						(13.2)
攤佔聯營公司溢利／（虧損）	13.1	–	–	76.2	–	89.3
除税前溢利						91.9
税項						(15.2)
股東應佔溢利						76.7
分部資產	1,620.9	1,787.6	18.9	–	58.4	3,485.8
聯營公司	56.7	–	–	1,310.3	–	1,367.0
投資證券	–	–	–	–	47.1	47.1
總資產						4,899.9
分部負債	237.7	81.6	4.5	–	3.5	327.3
未分配負債						1.3
總負債						328.6
資本開支	0.2	–	–	–	–	0.2
折舊	0.2	–	–	–	–	0.2
投資證券撥備	–	–	–	–	15.6	15.6

2. 營業額、收益及分部資料(續)

(a) **主要報告形式－業務分部(續)**

	地產發展	**物業出租**	**物業管理**	**酒店經營**	**投資控股**	**集團**
	2001	2001	2001	2001	2001	2001
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	162.9	71.0	9.2	–	1.2	244.3
分部業績	(90.1)	62.1	5.1	–	(7.3)	(30.2)
未分配成本						(0.9)
營業虧損						(31.1)
財務費用						(21.8)
攤佔聯營公司溢利／(虧損)	(98.4)	–	–	82.9	–	(15.5)
除稅前虧損						(68.4)
稅項						(17.0)
股東應佔虧損						(85.4)
分部資產	1,954.7	1,646.9	17.9	–	44.2	3,663.7
聯營公司	53.6	–	–	1,315.6	–	1,369.2
投資證券	–	–	–	–	39.2	39.2
總資產						5,072.1
分部負債	440.9	84.5	13.2	–	3.4	542.0
未分配負債						3.2
總負債						545.2
資本開支	0.1	–	–	–	–	0.1
折舊	0.4	–	–	–	–	0.4
待售物業撥備	78.0	–	–	–	–	78.0
投資證券撥備	–	–	–	–	7.8	7.8

2. 營業額、收益及分部資料(續)

(b) 次要報告形式-地域分部

	營業額	營業溢利／(虧損)	總資產	資本開支
	2002	**2002**	**2002**	**2002**
	港幣百萬元	***港幣百萬元***	***港幣百萬元***	***港幣百萬元***
香港	**283.9**	**37.2**	**4,792.2**	**0.2**
美國	**0.3**	**(21.4)**	**107.7**	**–**
	284.2	**15.8**	**4,899.9**	**0.2**

	營業額	營業虧損	總資產	資本開支
	2001	2001	2001	2001
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	220.4	(20.7)	4,989.0	0.1
美國	23.9	(10.4)	83.1	–
	244.3	(31.1)	5,072.1	0.1

3. 營業溢利／(虧損)

	2002	2001
	港幣百萬元	*港幣百萬元*
營業溢利／(虧損)已扣除下列各項目:		
核數師酬金	**0.9**	1.0
折舊	**0.2**	0.4
營業性租賃之租金-房地產	**5.4**	5.2
物業之支出		
-投資物業	**3.3**	3.2
-其他物業	**4.1**	3.3
公積金供款減沒收額	**2.6**	1.8
僱員開支(不包括董事酬金及公積金供款)	**42.5**	48.0

4. 僱員開支

(a) 董事酬金

	2002 ***港幣百萬元***	2001 *港幣百萬元*
袍金	**0.2**	0.2
薪金及其他酬金	**2.9**	2.9
花紅	**0.2**	0.2
公積金計劃供款	**0.3**	0.3
	3.6	3.6

董事酬金分析如下：

	董事數目	
	2002	2001
港幣1,000,000元或以下	**3**	4
港幣1,000,001元至港幣1,500,000元	**1**	1
港幣2,000,001元至港幣2,500,000元	**1**	1

於本年度內，獨立非執行董事之酬金為港幣60,000元（二零零一年：港幣63,233元）。

4. 僱員開支（續）

(b) **五名最高薪酬人士**

集團五位薪酬最高僱員中兩名（二零零一年：兩名）為董事，其酬金詳情已在上述列出。其餘三名（二零零一年：三名）非董事僱員酬金如下：

	2002 港幣百萬元	2001 港幣百萬元
薪金及其他酬金	**2.9**	3.1
花紅	**0.2**	0.2
公積金計劃供款	**0.3**	0.3
	3.4	3.6

以上酬金分析如下：

	僱員數目	
	2002	2001
港幣1,000,000元或以下	**1**	—
港幣1,000,001元至港幣1,500,000元	**2**	3

5. 財務費用

	2002 港幣百萬元	2001 港幣百萬元
財務費用包括以下：		
須於五年內全部償還之銀行貸款及透支利息	**13.8**	36.6
減：撥作發展中物業成本之金額	**(0.6)**	(14.8)
	13.2	21.8

6. 稅項

香港利得稅準備乃根據是年估計之應課稅溢利按照稅率百分之十六(二零零一年:稅率百分之十六)計算。

	2002 ***港幣百萬元***	2001 *港幣百萬元*
本公司及附屬公司		
香港利得稅	**1.6**	3.8
遞延稅項(附註22)	**1.1**	(0.4)
	2.7	3.4
聯營公司		
香港利得稅	**12.5**	13.6
	15.2	17.0

7. 股東應佔溢利/(虧損)

列入本公司賬內之股東應佔溢利為港幣20,600,000元(二零零一年:港幣20,900,000元)。

8. 股息

	2002 ***港幣百萬元***	2001 *港幣百萬元*
已派中期股息,每普通股二仙(二零零一年:二仙)	**12.4**	12.4
擬派末期股息,每普通股二仙(二零零一年:無)(註(a))	**12.3**	–
	24.7	12.4

註:

(a) 於二零零二年六月二十七日舉行之會議上,董事宣派末期股息每股港幣二仙。此項擬派股息並無於此賬目中列作應付股息,惟將於截至二零零二年三月三十一日止年度列作保留盈利分派。

9. 每股盈利/(虧損)

每股盈利/(虧損)乃按股東應佔溢利港幣76,700,000元(二零零一年:股東應佔虧損港幣85,400,000元)及已發行普通股617,531,425股(二零零一年:617,531,425股)計算。

10. 固定資產

集團

	投資物業 *港幣百萬元*	其他固定資產 *港幣百萬元*	**總數** ***港幣百萬元***
成本值或估值			
二零零一年四月一日結餘	177.3	37.0	**214.3**
年中增加	–	0.2	**0.2**
年中出售	–	(0.6)	**(0.6)**
二零零二年三月三十一日結餘	177.3	36.6	**213.9**
累積折舊			
二零零一年四月一日結餘	–	35.8	**35.8**
年中折舊	–	0.2	**0.2**
年中出售	–	(0.6)	**(0.6)**
二零零二年三月三十一日結餘	–	35.4	**35.4**
賬面淨值			
二零零二年三月三十一日結餘	177.3	1.2	**178.5**
二零零一年三月三十一日結餘	177.3	1.2	**178.5**

香港之投資物業分析如下：

	2002 ***港幣百萬元***	2001 *港幣百萬元*
五十年以上長期租約	**5.3**	5.3
二十至五十年中期租約	**172.0**	172.0
	177.3	177.3

投資物業已於二零零二年三月三十一日由獨立專業測計師世邦魏理仕物業顧問有限公司按公開市值基準予以重估。

所有其他固定資產均以成本值計算。

11. 附屬公司

公司

	2002 ***港幣百萬元***	2001 *港幣百萬元*
非上市證券，成本值	**2,349.2**	2,349.2
應收附屬公司款項	**545.1**	536.8
	2,894.3	2,886.0

應收附屬公司款項乃無抵押、免息及無固定還款期。附屬公司之詳情載於賬項附註30。

12. 聯營公司

集團

	2002 ***港幣百萬元***	2001 *港幣百萬元*
攤佔資產淨值	**1,303.4**	1,308.5
聯營公司貸款減撥備	**63.6**	60.7
	1,367.0	1,369.2

本集團持有之若干聯營公司已由董事局於二零零二年三月三十一日根據該聯營公司擁有之酒店在當日之估值而予以重估。聯營公司擁有之酒店由世邦魏理仕物業顧問有限公司按現有用途重估。重估虧損港幣19,900,000元已扣自資本儲備金（附註20）。

本年度聯營公司發放予本集團之股息為港幣49,100,000元（二零零一年：港幣98,200,000元）。

聯營公司貸款乃無抵押、免息及無訂明還款期。

聯營公司其他詳情載於賬項附註30。

13. 投資證券

集團

	2002 ***港幣百萬元***	2001 *港幣百萬元*
非上市權益證券按成本減撥備	**47.1**	39.2

14. 應收按揭貸款

應收按揭貸款年息率按港元最優惠利率加百分之一，並自按揭日起有十八個月或三年免息期。免息期後供款分期在十至二十二年內償還。

15. 待售物業

於二零零二年三月三十一日，本集團待售物業之賬面值當中以可變現淨值列值有港幣924,300,000元（二零零一年：港幣1,097,900,000元）。

16. 發展中物業

於二零零二年三月三十一日，本集團發展中物業之賬面值當中以可變現淨值列值有港幣15,700,000元（二零零一年：港幣15,400,000元）。

17. 應收賬款、按金及預付款項

集團

賬齡分析

	2002 ***港幣百萬元***	2001 *港幣百萬元*
零至三個月	**6.1**	34.2
	6.1	34.2
按金及預付款項	**13.9**	14.5
	20.0	48.7

給予顧客之信貸條款各異，一般按個別顧客之財政狀況衡量。

18. 應付賬款、按金及未付款項

賬齡分析

	集團		公司	
	2002	2001	**2002**	2001
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
零至三個月	**–**	0.9	**–**	–
三個月以上	**1.0**	1.7	**–**	–
	1.0	2.6	**–**	–
按金及未付款項	**73.7**	73.5	**2.4**	2.3
	74.7	76.1	**2.4**	2.3

19. 股本

	2002	2001
	港幣百萬元	*港幣百萬元*
法定股本:		
1,000,000,000股(二零零一年:1,000,000,000股)普通股每股面值港幣一角	**100.0**	100.0
已發行及實收股本:		
617,531,425股(二零零一年:617,531,425股)普通股每股面值港幣一角	**61.7**	61.7

20. 儲備金

	投資物業估值儲備金 港幣百萬元	資本儲備金 港幣百萬元	匯兑變動儲備金 港幣百萬元	保留盈餘 港幣百萬元	貢獻盈餘 港幣百萬元	**總數 港幣百萬元**
集團						
二零零零年四月一日結餘，如前呈報	42.0	969.0	0.6	2,991.4	348.0	**4,351.0**
採納會計實務準則第30號之影響（附註1(a)）	–	2.5	–	(2.5)	–	–
二零零零年四月一日結餘，經重列	42.0	971.5	0.6	2,988.9	348.0	**4,351.0**
滙兑調整	–	–	0.2	–	–	**0.2**
重估物業虧損	(10.0)	–	–	–	–	**(10.0)**
重估聯營公司盈餘	–	221.8	–	–	–	**221.8**
本年度虧損	–	–	–	(85.4)	–	**(85.4)**
已派中期股息	–	–	–	(12.4)	–	**(12.4)**
二零零一年三月三十一日結餘	32.0	1,193.3	0.8	2,891.1	348.0	**4,465.2**
本公司及附屬公司	32.0	1,193.3	0.8	2,816.9	348.0	**4,391.0**
聯營公司	–	–	–	74.2	–	**74.2**
	32.0	1,193.3	0.8	2,891.1	348.0	**4,465.2**
公司						
二零零零年四月一日結餘	–	–	–	872.0	1,943.3	**2,815.3**
本年度盈餘	–	–	–	20.9	–	**20.9**
已派中期股息	–	–	–	(12.4)	–	**(12.4)**
二零零一年三月三十一日結餘	–	–	–	880.5	1,943.3	**2,823.8**

20. 儲備金(續)

	投資物業估值儲備金 港幣百萬元	資本儲備金 港幣百萬元	匯兌變動儲備金 港幣百萬元	保留盈餘 港幣百萬元	貢獻盈餘 港幣百萬元	**總數 港幣百萬元**
集團						
二零零一年四月一日結餘, 如前呈報	32.0	1,190.8	0.8	2,893.6	348.0	**4,465.2**
採納會計實務準則第30號之影響(附註1(a))	–	2.5	–	(2.5)	–	**–**
二零零一年四月一日結餘, 經重列	32.0	1,193.3	0.8	2,891.1	348.0	**4,465.2**
重估聯營公司虧損(附註12)	–	(19.9)	–	–	–	**(19.9)**
本年度溢利	–	–	–	76.7	–	**76.7**
已派中期股息	–	–	–	(12.4)	–	**(12.4)**
二零零二年三月三十一日結餘	32.0	1,173.4	0.8	2,955.4	348.0	**4,509.6**
代表:						
擬派末期股息						**12.3**
二零零二年三月三十一日儲備金						**4,497.3**
						4,509.6
本公司及附屬公司	32.0	1,173.4	0.8	2,866.4	348.0	**4,420.6**
聯營公司	–	–	–	89.0	–	**89.0**
	32.0	1,173.4	0.8	2,955.4	348.0	**4,509.6**
公司						
二零零一年四月一日結餘	–	–	–	880.5	1,943.3	**2,823.8**
本年度盈餘	–	–	–	20.6	–	**20.6**
已派中期股息	–	–	–	(12.4)	–	**(12.4)**
二零零二年三月三十一日結餘	–	–	–	888.7	1,943.3	**2,832.0**
代表:						
擬派末期股息						**12.3**
二零零二年三月三十一日儲備金						**2,819.7**
						2,832.0

20. 儲備金(續)

本公司於二零零二年三月三十一日可分派之儲備為港幣2,832,000,000元(二零零一年:港幣2,823,800,000元)。貢獻盈餘為本集團於重組當年所產生之盈餘。

21. 長期債項

集團

	2002 港幣百萬元	2001 港幣百萬元
有抵押之銀行貸款		
一須於五年內全部償還	61.0	–
減:已包括在流動負債之一年內應還額	(4.0)	–
	57.0	–

本集團長期債項之到期日如下:

	2002 港幣百萬元	2001 港幣百萬元
有抵押之銀行貸款		
一年內	4.0	–
二年內	4.0	–
三至五年內	53.0	–
	61.0	–

22. 遞延稅項

集團

	2002	2001
	港幣百萬元	*港幣百萬元*
於年初	–	0.4
撥自／(撥往)損益表(附註6)	**1.1**	(0.4)
於年終	**1.1**	–

本集團就源自加速折舊免稅額之時間差距作出遞延稅項準備。

本集團及本公司在遞延稅項之原則下並無其他重大的時間差距。

另因重估本集團投資物業及聯營公司之投資而產生之盈餘，在遞延稅項之原則下，並不構成時間差距。

23. 資產之抵押

本集團以賬面值共約港幣865,500,000元(二零零一年：港幣1,188,000,000元)之物業作抵押，取得銀行授信額共港幣277,800,000元(二零零一年：港幣519,900,000元)。於資產負債表結算日，上述已動用之貸款計為港幣193,600,000元(二零零一年：港幣405,900,000元)。

24. 承擔

集團

	2002	2001
	港幣百萬元	*港幣百萬元*
投資證券資本承擔	**116.7**	109.0
就發展中物業已簽約但未撥備之發展開支	**16.3**	–
	133.0	109.0

25. 租約承擔

本集團根據不可撤銷之房地產經營租賃而須於未來支付之最低租賃付款如下：

集團

	2002	2001
	港幣百萬元	*港幣百萬元*
一年內	**5.5**	5.6
二至五年內	**22.5**	13.4
五年後	**2.3**	–
	30.3	19.0

26. 未來應收經營租賃

本集團根據不可撤銷之房地產經營租賃而於未來應收之最低租賃收入如下：

集團

	2002	2001
	港幣百萬元	*港幣百萬元*
一年內	**58.2**	51.5
二至五年內	**27.1**	37.5
	85.3	89.0

27. 或然負債

	集團		**公司**	
	2002	2001	**2002**	2001
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
提供貸款擔保予：				
附屬公司	–	–	**252.6**	465.9
聯營公司	–	260.0	–	260.0
	–	260.0	**252.6**	725.9

28. 公積金計劃

關於僱員無需供款之定額供款公積金計劃(「計劃」),本集團根據信託契約之條款就該計劃定期支付之每月供款於賬目中支銷。倘僱員在未獲得所有既定供款前退出該計劃,該等供款將被沒收並作為減低集團未來需支付之供款額。該計劃中之資產是與本集團之資產分開,並由專業受託人管轄及由獨立基金經理管理。

在強制性公積金計劃(「強積金計劃」)中,本集團之供款乃根據香港強制性公積金計劃條例所界定之僱員有關入息之百分之五供款,每月供款額最高為港幣1,000元。如僱員之有關入息每月超過港幣4,000元,僱員亦需從二零零零年十二月三十一日起向強積金計劃作出相應金額之供款。已付之強積金供款即時全部歸屬於僱員成為累算權益。

於年內,因僱員退出該計劃而令致供款被沒收之數額港幣100,000元(二零零一年:無),用作減少集團年內需支付之供款額。於結算日,沒有被沒收之供款(二零零一年:無)可用作減少未來之應付供款。於結算日,應付供款為港幣200,000元(二零零一年:港幣200,000元)。

29. 綜合現金流量表附註

(a) 除税前溢利／(虧損)與經營活動所得之淨現金流入對賬

	2002 ***港幣百萬元***	2001 *港幣百萬元*
除税前溢利／(虧損)	**91.9**	(68.4)
攤佔聯營公司(溢利)／虧損	**(89.3)**	15.5
就待售物業撥備	–	78.0
投資證券撥備	**15.6**	7.8
折舊	**0.2**	0.4
利息支出	**13.2**	21.8
利息收入	**(0.5)**	(1.2)
滙兑差額	**–**	0.1
待售物業減少／(增加)	**178.8**	(381.5)
發展中物業(增加)／減少	**(19.1)**	431.4
應收賬款、按金及預付款項減少／(增加)	**7.1**	(6.2)
應付賬款、按金及未付款項減少	**(0.4)**	(14.1)
	105.6	152.0
經營活動所得之淨現金流入	**197.5**	83.6

29. 綜合現金流量表附註（續）

(b) 年內融資變動分析

	2002 港幣百萬元	2001 港幣百萬元
年初結餘		
短期銀行貸款	**465.9**	200.0
長期銀行貸款	**–**	336.6
	465.9	536.6
融資之淨現金流出	**(213.3)**	(70.7)
年終結餘	**252.6**	465.9
相當於：		
短期銀行貸款	**191.6**	465.9
長期銀行貸款	**61.0**	–
	252.6	465.9

(c) 現金及現金等價物結存之分析

	2002 港幣百萬元	2001 港幣百萬元
銀行存款及現金	**65.5**	75.7

30. 附屬公司及聯營公司資料

附屬公司	主要業務	擁有已發行普通股股權之百分比 集團	擁有已發行普通股股權之百分比 公司	已發行普通股股本 港幣元
Tai Cheung (B.V.I.) Company Limited	投資控股	100	100	780
大昌地產有限公司	投資控股及物業發展	100	–	386,633,750
Acura Enterprises Limited	物業發展	100	–	2
Alsoic Limited	物業發展	100	–	8
Antier Investment Company Limited	物業發展	100	–	300
Buruda Limited	投資控股	100	–	8
+ Centrax Limited	物業投資	100	–	2
大同置業有限公司	物業投資	100	–	1,000,000
Denmore Limited	投資控股	100	–	2
Dumex Limited	投資控股	100	–	3,000,000
* Edward Contractors, Inc.	建築合約服務	100	–	77,240
Enrich Investments Limited	物業發展	100	–	2
Fliutshire Properties Limited	物業發展	100	–	2
凱嘉有限公司	物業發展	100	–	1,000,000
Jaco Limited	物業發展	100	–	2
大地投資有限公司	物業發展	100	–	36,000,000
Junco (Nominees) Limited	代理人	100	–	200
Karness Limited	投資控股	100	–	8
Kenic Properties Limited	投資控股	100	–	200
利美企業有限公司	物業發展	100	–	60
美善同建築有限公司	建築	100	–	600,000
South Land Enterprises Limited	物業發展	100	–	2
森龍置業有限公司	物業發展	100	–	10,000,000
大昌資本有限公司	投資控股	100	–	5,000,000
大昌建築有限公司	物業發展	100	–	500,000
大昌物業管理有限公司	物業管理	100	–	4,500,000
大昌地產(中國)有限公司	物業發展	100	–	2
大昌秘書有限公司	公司秘書	100	–	2
* Taico Properties, Inc.	物業發展	100	–	109,359,743
* Talega Industrial Park, Inc.	物業發展	100	–	14,821,766
Tareau International Company Limited	投資控股	100	–	2
Tatrine Development Company Limited	物業發展	100	–	20
Turnhouse Limited	物業發展	100	–	2
Walsmith Corporation Limited	投資控股	100	–	2
宏業建築有限公司	建築	100	–	5,000,000
Winfield Investments Limited	物業發展	100	–	2
華利企業有限公司	物業發展	100	–	14,000,000
Yescott International Limited	投資控股	100	–	2
Zebrine Investments Limited	物業發展	100	–	20

30. 附屬公司及聯營公司資料(續)

	聯營公司	主要業務	擁有已發行普通股股權之百分比 集團	擁有已發行普通股股權之百分比 公司
* **	Consolidated Hotels Limited	酒店投資	35	—
* **	Macfull Limited	物業發展	20	—
* **	Macfull Finance Limited	投資控股	20	—
**	集寶投資有限公司	投資控股	48	—
* **	德理投資有限公司	物業發展	20	—

上列附屬公司及聯營公司，除Taico Properties, Inc.，Talega Industrial Park, Inc.及Edward Contractors, Inc.在美國註冊；Alsoic Limited，Buruda Limited及Tai Cheung (B.V.I.) Company Limited 在英屬處女群島註冊與及Karness Limited在科克群島註冊之外，其餘均在香港註冊。另外，除Tai Cheung (B.V.I.) Company Limited，Alsoic Limited，Buruda Limited及Karness Limited之經營地點屬國際性外，全部附屬公司及聯營公司之主要經營地點亦即其註冊地點。

上列有* 之附屬公司及聯營公司之賬目並非由香港羅兵咸永道會計師事務所審核而由其他會計師行核數。本集團應佔該等附屬公司及聯營公司之總負債淨值及除稅前溢利分別為港幣148,500,000元及港幣84,100,000元(二零零一年：港幣178,800,000元及除稅前虧損港幣17,500,000元)。

上列有** 之聯營公司之年度結算日為十二月三十一日。

上列有+ 之附屬公司以其股份作抵押取得銀行貸款。

致大昌集團有限公司全體股東
（於百慕達註冊成立之有限公司）

本核數師已完成審核第十三頁至第四十一頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零二年三月三十一日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年六月二十七日

物業表

董事局認為將本集團所擁有之物業全部列出將會過於冗長，故此只將本集團於二零零二年三月三十一日結算日之重要物業列出如下：

(I) 供發展或出售之物業

地點	完成階段	預計完成日期	類別	集團所佔權益	集團所佔樓面面積約數（平方呎）
半島廣場 紅磡崇安街18號	完成	不適用	C	100%	23,388
都會廣場 沙田源順圍28號	完成	不適用	C	100%	37,232
南匯廣場 香港仔業興街11號	完成	不適用	C/P	100%	475,735
東匯廣場 筲箕灣耀興道3號	完成	不適用	C	100%	156,102
新都廣場 沙田安耀街2號	完成	不適用	I	100%	429,483
萬昌中心 新蒲崗六合街23號	完成	不適用	I	100%	118,734
屯門栢麗廣場 屯門屯喜道2號	完成	不適用	C/P	100%	315,909
屯門中央廣場 屯門海榮路22號	完成	不適用	C/P	100%	503,568
南浪海灣 屯門恒貴街與恒富街交界	完成	不適用	C/R	20%	4,325
慧景閣 屯門育康街8號	完成	不適用	C/R	100%	45,878
West Covina (Phase II) California, U.S.A.	出售洽談中	2002年6月	R	100%	45,908
San Clemente Technology Park California, U.S.A.	2/3完成	2002年尾	I	100%	63,770

(II) 投資物業

地點	契約年期	類別	集團所佔權益	集團所佔樓面面積約數（平方呎）
大同新邨 九龍大角咀	由1871年8月5日起999年	C	100%	2,161
康宏廣場 尖沙咀暢運道與科學館道交界	2047年6月30日	P	100%	99,562

註： I = 工業樓宇　R = 住宅樓宇　C = 商業樓宇　P = 公眾停車場

五年財務概要

	經重列 1998 港幣百萬元	1999 港幣百萬元	2000 港幣百萬元	2001 港幣百萬元	**2002** **港幣百萬元**
綜合損益表					
營業額	856.1	68.8	104.4	244.3	**284.2**
股東應佔溢利／(虧損)	305.3	(389.1)	4.3	(85.4)	**76.7**
股息	74.1	6.2	6.2	12.4	**24.7**
綜合資產負債表					
固定資產	225.4	189.2	188.8	178.5	**178.5**
聯營公司	1,630.5	1,166.8	1,221.0	1,369.2	**1,367.0**
投資證券	2.3	–	29.6	39.2	**47.1**
應收按揭貸款	–	–	–	–	**20.1**
流動資產淨值	3,417.2	3,239.4	3,043.3	2,940.0	**3,016.7**
總資產減流動負債	5,275.4	4,595.4	4,482.7	4,526.9	**4,629.4**
股本	61.7	61.7	61.7	61.7	**61.7**
儲備金	5,052.4	4,301.0	4,351.0	4,465.2	**4,497.3**
擬派末期股息	37.0	–	–	–	**12.3**
股東權益	5,151.1	4,362.7	4,412.7	4,526.9	**4,571.3**
長期債項	121.6	232.7	69.6	–	**57.0**
遞延稅項	2.7	–	0.4	–	**1.1**
已運用資金	5,275.4	4,595.4	4,482.7	4,526.9	**4,629.4**
業績統計					
每股盈利／(虧損)	$0.49	($0.63)	$0.01	($0.14)	**$0.12**
每股股息	$0.12	$0.01	$0.01	$0.02	**$0.04**
盈利派息比率	4.1	不適用	1.0	不適用	**3.1**
每股資產淨值	$8.3	$7.1	$7.2	$7.3	**$7.4**
流動資產與流動負債比率	14.6	13.2	6.4	6.4	**12.2**
資本負債比率	4.4%	8.5%	12.2%	10.3%	**5.5%**

1998年之財務資料因股息之會計政策改變而予以調整。